UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

AMENDMENT NO. 2 to

FORM 10

______________

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

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PC Universe, Inc.

(Exact name of Registrant as specified in its Charter)

______________

Nevada	65-0620172
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

504 NW 77th Street

Boca Raton, Florida 33487

(Address of Principal Executive Offices) (Zip Code)

(561) 953-0390

Registrant’s telephone number, including area code:

______________

Copies to:

Bruce C. Rosetto, Esq.

Rebecca G. DiStefano, Esq.

Blank Rome LLP

1200 North Federal Highway, Suite 417

Boca Raton, FL 33432

Telephone: (561) 417-8100

Facsimile: (561) 417-8101

______________

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
None.	None.

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001

(Title of Class)

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

ii

Item 1.      Description of Business

1

Item 1A    Risk Factors

7

Item 2.      Financial Information

16

Item 3.      Properties

26

Item 4.      Security Ownership of Certain Beneficial Owners and Management

26

Item 5.      Directors and Executive Officers

27

Item 6.      Executive Compensation

28

Item 7.      Certain Relationships and Related Transactions, and Director Independence

33

Item 8.      Legal Proceedings

33

Item 9.      Market Price of and Dividends on Registrant’s Common Equity and Related

Stockholder Matters

34

Item 10.    Recent Sales of Unregistered Securities

34

Item 11.    Description of Registrant’s Securities to be Registered

37

Item 12.    Indemnification of Directors and Officers

39

Item 13.    Financial Statements and Supplementary Data

39

Item 14.    Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

40

Item 15.    Financial Statements and Exhibits

40

SIGNATURES

41

Index to Financial Statements

F-1

i

EXPLANATORY NOTE

PC Universe, Inc. is filing this Amendment No. 2 to Registration Statement on Form 10 (“Registration Statement”) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) on a voluntary basis to provide current public information to the investment community. In this Registration Statement, “the Company,” “we,” “us,” and “our” refer to PC Universe, Inc.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this Registration Statement that do not relate to present or historical conditions are called “forward-looking statements.” Such forward-looking statements involve known and unknown risks and uncertainties and other factors that could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. Forward-looking statements may include, without limitation, statements relating to our plans, strategies, objectives, expectations and intentions and are intended to be made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “believes,” “forecasts,” “intends,” “possible,” “estimates,” “anticipates,” and “plans” and similar expressions are intended to identify forward-looking statements. Our ability to predict projected results or the effect of events on our operating results is inherently uncertain. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Important factors that could cause actual performance or results to differ materially from those expressed in or implied by, forward-looking statements include, but are not limited to: (i) industry competition, conditions, performance and consolidation, (ii) legislative and/or regulatory developments, (iii) exposure to inventory obsolescence due to the rapid technological changes occurring in the personal computer industry, (iv) the effects of adverse general economic conditions, both within the United States and globally, and (v) other factors described under “Risk Factors” below.

Forward-looking statements speak only as of the date the statements are made. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.

ii

Item 1.

Description of Business

Our Company

PC Universe, Inc. is a direct marketer and value-added reseller (“VAR”) of information technology (“IT”) products and services. Our customers include businesses, consumers, educational institutions and local, state and federal governments in the United States. We offer a broad selection of IT products from leading brands such as Apple, Canon, Cisco, Citrix, Epson, Hewlett-Packard (HP), IBM, Lenovo, Microsoft, Sony, Symantec, Toshiba, Minolta and Xerox.

Our customers place orders through our web sites, PCUniverse.com and PatriotPC.us, by calling a representative via our toll-free 800-PCUniverse number, through electronic communications such as e-mail, by fax, or through our revenue sharing arrangements such as our merchant web site on Amazon.com. Products and services are marketed primarily through Internet marketing activities, a direct sales force, direct mail, e-mail marketing and our company web sites.

History of the Business

We were formed as a Florida corporation in November 1995. Initially, we generated revenue through direct marketing activities such as print ads in national computer hardware publications and limited distribution of catalogs. In 1996, we launched our first web site, PCUniverse.com. In 2003, we launched PatriotPC.us. PatriotPC.us is an e-commerce site similar to PCUniverse.com in product content, but customized to service active and retired military personnel, their spouses and dependents. PatriotPC customers receive special discounts and offers and have the option of paying with their military issued “Star” card. A “Star” card is a private label credit card issued by the Army Air Force Exchange Service (AAFES) exclusively to military personnel and qualified recipients. From 2004 to present, we have focused our efforts on improving our e-commerce platform, improving overall operational efficiencies, expanding our product and service offerings, and recruiting personnel. In 2005, we introduced our “TechPoints” customer rewards program. “TechPoints” is a customer loyalty program by which our shoppers earn points by shopping on PCUniverse.com that can be redeemed as discounts on future purchases. In 2006, we entered into our first revenue sharing arrangement with one of the largest retail brands on the Internet, Amazon.com. Revenue sharing is a method by which we list products for sale with certain other merchant partner websites. Similar to an affiliate program, under a revenue sharing arrangement, we only pay commissions or share revenue on fully paid and delivered transactions. Currently, 27.8% of sales was generated through our web sites in 2006.

In June 2006, we completed a merger (the “Share Exchange”) of PC Universe, Inc., a privately held operating Florida corporation, with The Poker TV Network, Inc. (“Poker TV”), a shell corporation incorporated in Nevada with no assets, liabilities or material operations. Poker TV (formerly known as Coyote Sports, Inc. and then known as Techsecure Partners, Inc.) was formed in Nevada on October 24, 1994. A bankruptcy action In Re: Coyote Sports, Inc., Case No. 99-22185, was filed by the corporation in the United States Bankruptcy Court for the District of Colorado on September 28, 1999. A Certificate of Amendment was filed with the State of Nevada on May 26, 2005 providing for a name change from Coyote Sports, Inc. to Techsecure Partners, Inc. On July 29, 2005, Techsecure Partners, Inc., filed Articles of Merger with another Nevada entity, The Poker TV Network, Inc. with the surviving entity known as The Poker TV Network, Inc. The bankruptcy action was discharged on April 3, 2006. Prior to the Share Exchange, management of Poker TV had planned to create a broadband, Internet based TV network dedicated to providing information, news, trends, updates, non-fiction entertainment, and educational programming related to the game of poker. Poker TV’s planned operations related to poker gaming were never effectuated.

In connection with the Share Exchange, each issued and outstanding share of the operating company, PC Universe, was converted into 449,390 fully paid and non-assessable shares of the surviving corporation, Poker TV. The Share Exchange was intended to constitute a tax exempt plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. In conjunction with the Share Exchange, Poker TV changed its name to PC Universe, Inc.

We entered into the Share Exchange to enhance our capital raising efforts and access to private equity markets and so that investors in our Company could have additional assurance of a market and potential liquidity in the Common Stock of the Company at some future date as the common stock of the Company is quoted on the Pink Sheets interdealer quotation service. The merger transaction was arrived at pursuant to normal competitive negotiation and the parties acted independently of each other. The parties had no relationship to each other nor interlocking board members, officers or other conflicts of interest.

Since the consummation of the Share Exchange, we have raised $2.5 million in a private placement of our Common Stock to an accredited investor.

Industry Background

The information technology market is comprised of computer hardware, software, and professional technology services. Professional technology services include data processing, consulting, outsourcing, systems integration, systems repair and maintenance, and information management. We operate as a value-added reseller by purchasing name brand products and adding support, service, or know-how, selling it as a complete package or using what we believe is a value add-on and reselling it as an integrated product or a complete package. The additional value we provide may come from professional services such as integrated, customizing, consulting, training and implementation. The value may also be added by developing a specific application for the product designed for the customer’s needs which is then resold as a new package. In addition, we engage in direct marketing within the information technology market. We offer technology products as well as professional technology services.

The following are key trends of the information technology industry some of which we believe represent an opportunity for our business:

•

According to Standard & Poor’s (S&P) data, IT spending reached roughly $1.5 trillion in 2006 compared to an IT market that was valued at $1.0 trillion in 2001 and at $360 billion in 1993. This increase was fueled by the widespread use of the Internet which in turn stimulated demand for a host of IT related products and services. We believe this trend represents an opportunity for our business because we are certified to sell many of the thousands of products that companies are using to increase their networking and Internet infrastructure.

•

According to S&P data, while the Internet has helped stimulate demand for computer hardware spending, consolidation and declines in the prices of components has contributed to price declines and intense price competition over the past decade. Price competition is expected to drive down gross profit margins in the future.  However, notwithstanding this trend, we believe that we will be able to preserve and increase our gross profits as we intend to increase our technical services revenue.

•

In 2007, small and medium businesses are expected to spend $16.5 billion on IT services according to IT Watch data which states that with a growth rate of 6.3% over the previous year, spending on services will increase much faster than either software (2.1%) or hardware (4.2%) budgets in very small to midsize companies. We believe that based on this data evidencing growth in spending for IT services, and because the small and medium business market (“SMB”) IT marketplace is so large, the marketplace is large enough to support our growth plans.

•

Upgrading disaster recovery and security capabilities, and replacing and/or upgrading server hardware are top initiatives for small and medium sized business for 2007 due to their lack of resources or expertise to do the work themselves, according to Forrester and IT Watch data. We currently sell products and services that specifically address these top initiatives.

Key Target Markets

We believe we can most effectively add value to our customers when serving the SMB. SMBs are businesses with as few as 2 employees and as many as 1,000 employees. According to the most recent U.S. Census information for 2004, there were almost 6 million SMBs in the U.S.

Additionally, IDC Research estimates there will be over 23.1 million small and home offices (SOHOs) in the U.S by the end of 2009. We believe our web site, PCUniverse.com, is especially well suited to serve the IT product and professional technology service needs of the growing SOHO marketplace. Technology buyers in general, and especially those in the SMB category need to rely on their technology supplier to provide a high level of service and resources. PCUniverse.com helps to fill this need with what we believe is an extensive product selection and attractive product pricing, TechPoints frequent buyer rewards, product reviews, and business and technology resources and information.

Business Strategy

Our business strategy is to become a primary source for IT solutions for growing businesses. We intend to build the PC Universe brand into a well known and trusted source for hardware, software, technical services and IT outsourcing. We currently service a variety of customers ranging from large corporations to individual consumers. While we intend to continue to grow our business as described, general economic conditions which some economists believe have declined during 2007 may deteriorate in the future and could potentially dictate whether our business strategy will be successful. Furthermore, we will face intense competition from other companies targeting the SMB market many companies of which are larger and better-capitalized than our Company.

Growth Strategy

We plan to grow organically and externally through the pursuit of strategic acquisition opportunities although we currently are not contemplating or pursuing any acquisition opportunity. We are currently experiencing increased growth from new online marketing channels and our new internal SMB sales team. We continue to recruit additional corporate and SMB sales account managers in connection with our efforts to increase sales. We plan to increase marketing activities to acquire new customers and to re-market to existing customers.

We expect to implement our business strategy by utilizing the following key elements:

•

Providing IT solutions including hardware, software and professional technology services nationally via our “Online VAR” model. As part of our “Online VAR” strategy, we intend to offer professional technical services through our e-commerce platform. Services will be dispatched using currently available national networks of service providers. This process is currently under development and we anticipate the launch of a pilot program by the end of 2007. As an Online VAR, we believe we are in a position to become the single source where SMBs and other customers can consolidate all their IT product and service purchases. By increasing our offered products and services, we expect that we will increase revenue through new and existing customers and thereby improve our profit margins. We are developing systems and processes to further enhance our professional services offerings. We are developing an e-commerce-based system allowing our customers to order hardware, together with technical services such as installation, configuration, or maintenance. Through this integrated hardware and service ordering and delivery platform, we intend to provide multiple software solutions and technical services to SMB customers throughout the U.S. Our estimated budget for 2007-2008 for implementation of technical services using our e-commerce platform is $250,000. We plan to conclude pilot testing and make these services available nationally during 2008.

•

Implementing integrated customer relationship management (CRM) and order management systems to increase the relevancy of product and service offerings to each target customer. We expect that this will increase customer loyalty, sales and profits. We plan to launch an initial CRM implementation early 2008 and will continue to implement functionality throughout the year. We have budgeted $100,000 for implementing an integrated CRM system.

•

Developing marketing processes and recruiting marketing professionals with industry expertise to maximize vendor relations, increase cooperative marketing funds, identify effective marketing channels, and create value-added customer communications. We expect that this will increase customer satisfaction and loyalty. Development and growth of our marketing programs is an ongoing effort and dependent on the availability of co-op marketing funds.

•

Continuing to invest in the development and design of our e-commerce platform to increase customer loyalty, satisfaction and profits. We are further developing customer self-service, internal sales tools, email communications and other e-commerce functionality of our e-commerce platform. We expect that this will increase customer satisfaction and loyalty. We have proposed an annual e-commerce design and development budget of $500,000 in 2008.

Sales and Marketing

We sell and market to large businesses, SMBs, the government, educational institutions, military personnel and the general public. In 2007, we created a new in-house sales organization dedicated to serving the SMB market. We have developed targeted lead generation programs to accelerate growth of this customer segment and expect increased customer response by providing more relevant offers to each category of customer we serve.For example, an individual consumer has unique technology needs that are different from a business customer's technology needs. We conduct a variety of marketing activities including Internet advertising, email marketing, direct mail and telemarketing. We utilize database marketing, sales account development, and our proprietary TechPoints rewards program to maximize customer loyalty.

For the six months ended June 30, 2007, we experienced significant growth in online sales of 112% and SMB sales of 19%. We intend to hire and anticipate having the following total count of sales managers at the end of the following quarters: Fourth Quarter 2007 – 6; First Quarter 2008 – 8; Second Quarter 2008 – 10; Third Quarter 2008 – 2012; and Fourth Quarter 2008 – 15.

The following percentages of our sales during 2006 and 2007 were made to the following categories of customers: During 2007 and 2006, 76.8% and 62.4% of our revenues, respectively, were based on sales to unclassified persons and entities which parties did not provide identifying data to us; 13.6% and 29.4% - individual persons; 3.7% and 29.4%  - SMB; 2.3% and 1.3% - small office/home office; .6% and .2% - government; .4% and .2% - large business; .3% and .1% - education; and 2.4% and 4.8% - other.

Our marketing activities are primarily funded by vendor and distributor market development funds (MDF) programs, co-op advertising programs and or other vendor funded programs. The amount of MDF available is determined by each vendor/distributor based on a percentage of sales (e.g., accruals, special incentives, rebates) or based on the vendor's discretionary commitment to us.

Products and Merchandising

We offer a wide variety of products, services and expertise. Utilizing proven web technology and our Online VAR business model, we seek to provide end-to-end solutions to companies of all sizes. We assist customers in reducing costs and increasing profits by utilizing our expert IT and industry knowledge to lessen the difficulty often incurred by customers seeking to use technology to solve complex business problems. Historically, a majority of our revenue has come from hardware and software sales. By expanding our technical service offerings through our “Online VAR” model, we seek to become a single-source, total solution provider of IT products and services to consumers, businesses, and organizations nationwide.

PC Universe offers name brand products in the following categories.

Systems – servers, including application servers dedicated to running certain software applications, and communications servers, carrier-grade computing platform for communications networks

Output Devices – liquid crystal displays (LCD), monitors, printers

Networking – routers and hubs

Storage Devices - storage area network (SAN)

Software - Microsoft Office

Input Devices – keyboard and mouse

Memory – flash memory for cameras, memory drives

Video – digital cameras, video cameras

We are an authorized direct marketer of a wide variety of technology products and services. We carry over 250,000 product units or SKUS from hundreds of top name brands such as Apple, Canon, Cisco, Citrix, Epson, HP, IBM, Lenovo, Microsoft, Sony, Symantec and Toshiba. Our technical certifications and vendor sales authorizations provide advantages such as product return privileges, purchase discounts, incentives, marketing funds, training, lead generation and price protection.

Purchasing and Order Fulfillment

We work with manufacturers and distributors to secure the lowest cost possible while taking advantage of reseller and distributor incentives in order to maximize product margins, provide competitive pricing and minimize delivery time to our customers.

We deliver products via drop-shipping from distributors and vendors and directly from our warehouse in Boca Raton, Florida. Our order processing and inventory management is highly automated. Our “active sourcing technology,” which links our commerce platform directly to distribution partners, enables us to deliver products to customers quickly and at competitive prices. Inventory stocked in our warehouse is a result of advantageous buying or popular items, or stocked for a customer for whom we provide additional technical services including installation and configuration. Product returns represented 0.51% of gross revenues in 2006.

E-Commerce

We operate two web sites: PCUniverse.com and PatriotPC.us.  At the invitation of Amazon.com, we became an Amazon.com merchant partner in 2006. Web customers have access to over 250,000 product SKUs and services from over 700 technology brands. Product pages offer images, descriptions, customer reviews, rebate information, technical specifications, and recommended accessories. Our web site PCUniverse.com is a source of leads that are developed by our account executive sales teams. We enhance and improve our web sites often and recent improvements have focused on providing more valuable technology information, recommending targeted solutions and offering technical services. We continue to develop web-based self-service tools to enhance our customer’s buying experience by saving our customers time in locating the right products they need quickly and easily. Some of these self-service tools include 24-hour online order tracking to assist our customers in keeping up to date with their latest order status, memory configurators to assist our customers in selecting the right memory upgrade for their computer or other electronic device such as an MP3 player or digital camera, and an HP supplies guide to direct customers to ink, toner, and paper that is compatible with their specific HP printer model .. We believe, however, that we face significant competition in the e-commerce sales industry and that many of our competitors offer comparable advantages on their web sites. Although we previously merged with Poker TV pursuant to the Share Exchange, our web sites do not currently and have never offered poker or other gaming services to web users.

Technical Services

Since 1997, we have provided technical services to businesses in the South Florida market. Our technical team possesses a wide range of technical authorizations and certifications from major manufacturers including APC, Apple, Cisco, Citrix, Enterasys, Epson, Hewlett-Packard (HP), IBM, Lenovo, Microsoft, Sony and Symantec. We plan to offer technical services on a national basis commencing in the fiscal year 2008. Key to our strategy is the expansion of our technical service offerings. By providing these services, we believe we can increase our share of each customer’s total IT purchases, increase customer loyalty and increase profit margins. We also believe that our position as an Online VAR, will allow us to leverage an important trend in the industry toward the “virtualization” of information technology services. Virtualization refers to the delivery of services through remote means such as the Internet or world wide web. By providing such features as remote management, web-based hosted software applications, and online training we believe that we will benefit from this trend as customers will be more likely to purchase business-critical technology goods and services online. Additionally, we offer disaster planning and recovery services and as well as voice-over IP.  However, these services which are currently offered have not been and are not expected to be a material part of our business.

Information Technology

We employ a core IT staff supporting daily systems operations and developing systems to support growth and expansion. We have outside IT application providers and consulting partners who provide us with specialized, value-added expertise. Our business operations are supported by stable, redundant networking and telecommunications systems that are hosted and maintained both internally and at an external network operations center.

The goal of our IT team is to develop and manage systems that maximize data availability, processing efficiencies, financial and operational reporting and customer communications. We plan to further integrate and enhance our enterprise resource planning and CRM systems.

Customers

For the year ended December 31, 2006, our largest customer, Eclypsis Corp. comprised approximately 15.8% of net sales and our top five customers comprised approximately 34.4% of net sales. Our corporate sector customers are primarily SMBs.

Our customers are located almost entirely in the United States. Approximately 0.2% of our sales in 2006 were to customers outside of the United States.

Competition

We operate in highly competitive markets and face substantial competition in all phases of operations from a variety of different competitors in the following types of organizations: e-commerce web sites, mail-order companies, local and regional VARs and specialty retailers. Many competitors focus on price and availability. We believe we are competitive because we have enjoyed many long-term customer relationships that we think have been based on account management and operational effectiveness. We consider CDW Corporation, Insight Enterprises, Inc., Zones, Inc., and Tiger Direct to be among our primary competitors.

Seasonality

Sales to our commercial business customers have not historically experienced significant seasonality throughout the year. By contrast, sales to the public sector market are historically higher in the third quarter than in other quarters due to the buying patterns of federal government and educational institution customer. If sales to public sector customers increase as a percentage of overall sales, we as a whole may experience increased seasonality in future periods. Consumer sales are historically higher in the fourth quarter due to the holiday buying season.

Supervision and Regulation

In addition to federal, state and local laws applicable to all corporations and employers in general, the direct marketing business is subject to the Federal Trade Commission’s Merchandise Mail Order Rule and related regulations. We are also subject to laws and regulations relating to truth-in-advertising, Anti-Spam and other fair trade and privacy practices. We have implemented programs and systems to promote ongoing compliance with these laws and regulations.

Employees

As of November 15, 2007, we employed 40 full-time employees and 1 independent contractor located at our Boca Raton, Florida offices. Our employee workforce is currently comprised of the following:  Sales Employees – 13; Service Employees – 9, and General and Administrative Employees – 18. None of our employees are covered by a collective bargaining agreement. We believe that we have a good relationship with our employees.

Intellectual Property

We conduct business primarily in the United States under the registered trademark PC Universe ®. We believe this and any of our other marks have significant value and are an important factor in our marketing programs and business strategy.

Available Information

We maintain web sites at www.PCUniverse.com and www.PatriotPC.us. The information on these web sites is not a part of this Registration Statement. Before the filing of this Registration Statement, we have not filed reports with the SEC. The corporation with which we merged in June 2006, Poker TV, previously filed reports with the SEC and is delinquent in its filing obligations to file certain reports with the SEC prior to the date of its merger with us. This Registration Statement and all of our future reports required to be filed by Sections 13(a) or 15(d) of the Exchange Act will be available or accessible free of charge on our web site located at www.PCUniverse.com including copies of our future Annual Reports on Form 10-K, future Quarterly Reports on Form 10-Q, future Current Reports on Form 8-K, future Proxy Statements and any amendments to those reports. These reports will be made available as soon as reasonably practicable after they are filed with or furnished to the SEC. You may also request any materials we file with the SEC from the SEC’s Public Reference Room at 100 F. Street, NE, Washington, D.C., 20549 or by calling (800) SEC-0330. In addition, our filings with the SEC are electronically available via the SEC’s web site at http://www.sec.gov.

Item 1A.

Risk Factors

This section sets forth the material risks faced by the Company. You should carefully consider the risks described below in conjunction with the other information in this Registration Statement and related financial statements. These risks are not the only risks we face. Our business, financial condition and results of operations could be harmed by any of the following risks or by other risks identified throughout this Registration Statement, or by other risks that have not been identified or that we may believe are immaterial or unlikely. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in, or implied by, the forward-looking statements.

We have experienced fluctuations in sales and experienced recent losses, and there is no assurance that we will be able to achieve or maintain profitable operations.

Several factors have caused our sales and results of operations to fluctuate and we expect these fluctuations to continue indefinitely. Causes of these fluctuations include:

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changes in the economy in the markets we serve;

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evolution of the personal computer industry;

•

reduction of corporate investment in information technology products by existing or potential small business customers;

•

increased competition;

•

fluctuations in postage, paper, shipping, and printing costs and in merchandise returns;

•

adverse weather conditions that affect response, distribution, or shipping;

•

changes and acceptance of new product;

•

reduced consumer demand for IT products; and

•

negative changes in vendor distribution of products.

Our results also may vary based on our ability to hire and retain sales representatives and other essential personnel. In addition, customer response rates for its marketing vehicles are subject to variations. We have experienced net losses for each of the two fiscal years ended December 31, 2006 and for the six month ended June 30, 2007. There are no assurances that we can achieve future profitability, or, if we do, that we can maintain such profitability.

We are exposed to inventory risks created by the rapid obsolescence of our products which may adversely effect our business.

We are exposed to inventory risks as a result of the rapid technological changes that affect the market and pricing for the products we sell. Although we seek to reduce our inventory exposure through a variety of inventory management procedures and policies, including vendor price protection and product return programs, unforeseen product developments that create more rapid obsolescence or changes to vendors’ terms and conditions, could increase our inventory risk. Our success depends in large part on our ability to identify and market products that meet the needs of customers in that marketplace. In order to satisfy customer demand and to obtain favorable purchasing discounts, we have and may continue to carry increased inventory levels of certain products. We also periodically take advantage of cost savings associated with certain opportunistic bulk inventory purchases offered by our vendors. By so doing, we are subject to the increased risk of inventory obsolescence. In addition, we sometimes acquire special purchase products without return privileges. There can be no assurance that we will be able to avoid losses related to obsolete inventory. In addition, manufacturers are limiting return rights and are taking steps to reduce their inventory exposure by supporting “configure-to-order” programs authorizing distributors and resellers to assemble computer hardware under the manufacturers’ brands. These trends reduce the costs to manufacturers and shift the burden of inventory risk to resellers like us, which could negatively impact our business. In addition, some product manufacturers either do not permit us to sell the full line of their products or limit the number of product units available to direct marketers such as us. An element of our business strategy is to continue increasing our participation in first-to-market purchase opportunities. The availability of certain desired products, especially in the direct marketing channel, has been constrained in the past. We could experience a material adverse effect to our business if we are unable to source first-to-market purchase or similar opportunities, or if we face the reemergence of significant availability constraints.

We acquire products for resale from a limited number of vendors and the loss of any one of these vendors could have a material adverse effect on our business.

We acquire products for resale both directly from manufacturers and indirectly through distributors and other sources. All of our contracts and arrangements with our vendors that supply use with significant quantities of products are terminable by such vendors on short notice. If we were unable to acquire adequate amounts of products from these sources, we could experience a short-term disruption in the availability of products, and such disruption could have a material adverse effect on our results of operations and cash flows.

The majority of our sales presently occur within the South Florida geographic region and this concentration of sales heightens our exposure to adverse developments related to competition, economic change and demographic changes.

Our existing revenues are geographically concentrated predominantly in Florida. Due to the geographic concentration of our sales in the south Florida region, our results of operations and financial condition may be subject to fluctuations in regional economic conditions, and may be adversely effected by tightened controls on lending resulting from the real estate credit crisis that may affect our customers’ spending habits.  Our results of operations may also be adversely affected by inclement weather conditions in markets we serve that could adversely affect our ability to respond to customer needs and distribute, or ship products. Additionally, our concentration of sales in this geographic region heightens our exposure to adverse developments related to competition.

We are dependent on manufacturers and distributors for product availability, price and shipping and the loss of any of these relationships could negatively effect our results of operations.

Our success is highly dependent on manufacturers and distributors for our purchases of computer hardware and software. We do not have control over manufacture/distributor product availability, pricing and shipping. This lack of control can result in a negative affect on our profit margins and customer satisfaction. Moreover, no assurances can be given that we will be able to continue to maintain our existing relationships with product manufacturers and distributors or to develop new ones.

We may not be able to maintain existing or build new vendor relationships, which may affect our ability to offer a broad selection of products at competitive prices and negatively impact our results of operations.

We purchase products for resale both directly from manufacturers and indirectly through distributors and other sources, all of whom we consider our vendors. In general, we agree to offer products through our catalogs and on our websites and the vendors agree to provide us with information about their products and honor our customer service policies. If we do not maintain our existing relationships or build new relationships with vendors on acceptable terms, including favorable product pricing and vendor consideration, we may not be able to offer a broad selection of products or continue to offer products at competitive prices. In addition, some vendors may decide not to offer particular products for sale on the internet, and others may avoid offering their new products to retailers offering a mix of close-out and refurbished products in addition to new products. From time to time, vendors may terminate our right to sell some or all of their products, change the applicable terms and conditions of sale or reduce or discontinue the incentives or vendor consideration that they offer us. Any such termination or the implementation of such changes, or our failure to build new vendor relationships, could have a negative impact on our operating results. Additionally, some products are subject to manufacturer or distributor allocation, which limits the number of units of those products that are available to us and may adversely affect our operating results.

We may experience a reduction in the incentive programs offered by vendors which could adversely effect our cash flows.

Some product manufacturers and distributors offer incentives such as supplier reimbursements, payment discounts, price protection, rebates, and other similar arrangements. The increasingly competitive computer hardware market has already resulted in the following:

•

reduction or elimination of some of these incentive programs;

•

more restrictive price protection and other terms; and

•

reduced advertising allowances and incentives, in some cases.

Many product suppliers provide us with co-op advertising support, and in exchange, we feature their products in our marketing vehicles. This support significantly defrays our marketing production and media expense. In the past, we have experienced a decrease in the level of co-op advertising support available to us from certain manufacturers. The level of co-op advertising support we receive from some manufacturers may further decline in the future. Such a decline could decrease our gross margin and increase our selling, general and administrative expenses as a percentage of sales and have a material adverse effect on our cash flows.

Substantial competition could reduce our market share and significantly harm our financial performance.

The market for computers and related technology products and accessories is highly competitive. Our competition includes:

•

national direct marketers, such as CDW Corporation, Insight Enterprises, Inc., PC Connection, Inc., PC Mall, Inc., Zones, Inc. and Tiger Direct;

•

manufacturers, such as Dell and Apple, who sell directly to customers;

•

computer superstores, such as CompUSA;

•

government resellers, such as GTSI;

•

consumer electronic and office supply superstores, such as Best Buy, Circuit City, Office Depot, Office Max and Staples;

•

value-added resellers;

•

corporate resellers; and

•

web resellers, such as Amazon.com and Buy.com.

Some of our hardware and software vendors have sold, and could intensify their efforts to sell, their products directly to customers. In addition, some software manufacturers have developed, and may continue to develop, sales methods that directly provide customers with subscription-based software programs and packages. If either of these trends becomes more prevalent, it could adversely affect our sales growth and profitability.

We believe that competition may increase in the future, which could require us to reduce prices, increase advertising expenditures or take other actions which may have an adverse effect on our operating results. Some of our competitors have reduced their prices in an attempt to stimulate sales. Decreasing prices of computers and related technology products and accessories resulting from competition and technological changes require us to sell a greater number of products to achieve the same level of net sales and gross profit. If this trend continues and we are unable to attract new customers and sell increased quantities of products, our sales growth and profitability could be adversely affected.

In addition, some of our competitors offer a wider range of products and services than we do and may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Many current and potential competitors also have greater name recognition, engage in more extensive promotional activities and adopt pricing policies that are more aggressive than ours.

We face and will continue to face significant price competition which could adversely affect our revenues and operating margins ..

Generally, pricing is very aggressive in the personal computer industry, and we expect pricing pressures to continue. An increase in price competition could result in a reduction of our profit margins. There can be no assurance that we will be able to offset the effects of price reductions with an increase in the number of customers, higher sales, cost reductions, or otherwise. Also, our sales of personal computer hardware products generally produce lower profit margins than those associated with software products. Such pricing pressures could result in an erosion of our market share, reduced sales, and reduced operating margins, any of which could have a material adverse effect on our business.

We could experience system failures, including natural disasters, which would interfere with our ability to process orders.

We depend on the accuracy and proper use of our management information systems, including its telephone system. Many of our key functions depend on the quality and effective utilization of the information generated by management information systems, including:

•

our ability to manage inventory and accounts receivable collection;

•

our ability to purchase, sell, and ship products efficiently and on a timely basis; and

•

our ability to maintain operations.

Our management information systems require continual upgrades to manage most effectively our operations and customer database. We are currently beginning to review and evaluate our systems for a major upgrade to our sales processing system. Our systems, including our management information systems, web sites, and telephone systems, are not fully redundant and we do not have redundant geographic locations. Although we maintain some redundant systems with full data backup, a substantial interruption in management information systems or in telephone communication systems, including those resulting from natural disasters, power loss, telecommunications failure, and similar events, would substantially hinder our ability to process customer orders and thus could have a material adverse effect on our business.

We rely on the continued development of electronic commerce and internet infrastructure development which growth cannot be accurately predicted.

We have had an increasing level of sales made over the internet in part because of the growing use and acceptance of the internet by end users. No one can be certain that acceptance and use of the internet will continue to develop or that a sufficiently broad base of consumers will adopt and continue to use the internet and other online services as a medium of commerce. Sales of computer products over the internet represent a significant and increasing portion of overall computer product sales. Growth of our internet sales is dependent on potential customers using the internet in addition to traditional means of commerce to purchase products. We cannot accurately predict the rate of such growth, if any.

Our success in growing our internet business will depend in large part upon the development of an infrastructure for providing internet access and services. If the number of internet users or their use of internet resources continues to grow rapidly, such growth may overwhelm the existing internet infrastructure. Our ability to increase the speed with which we provide services to customers and to increase the scope of such services ultimately is limited by, and reliant upon, the speed, reliability, and cost-effectiveness of the networks operated by third parties, and these networks may not continue to be developed or be available at prices consistent with our required business model.

We are subject to fraudulent activities on our web sites in the course of business which may lead to significant losses and regulatory scrutiny.

We have received in the past, and anticipate that we will receive in the future, communications from customers due to purported fraudulent activities on our web sites. Negative publicity generated as a result of fraudulent conduct by third parties could damage our reputation and diminish the value of our brand name. Fraudulent activities on our web sites could also subject us to losses and could lead to scrutiny from lawmakers and regulators regarding the operation of our web sites. We expect to continue to receive requests from customers for reimbursement due to purportedly fraudulent activities or threats of legal action against us if no reimbursement is made.

We may be liable for misappropriation of our customers’ personal information.

If third parties or our employees are able to penetrate our network security or otherwise misappropriate our customers’ personal information or credit card information, or if we give third parties or our employees improper access to our customers’ personal information or credit card information, we could be subject to liability. This liability could include claims for unauthorized purchases with credit card information, identify theft or other similar fraud-related claims. This liability could also include claims for other misuses of personal information, including for unauthorized marketing purposes. Other liability could include claims alleging misrepresentation or our privacy and data security practices. Any such liability for misappropriation of this information could decrease our profitability.

In addition, the Federal Trade Commission and state agencies have been investigating various internet companies regarding whether they misused or inadequately secured personal information regarding consumers. We could incur additional expenses if new laws or regulations regarding the use of personal information are introduced or if government agencies investigate our privacy practices.

We seek to rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure online transmission of confidential information such as customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments may result in a compromise or breach of the algorithms that we use to protect sensitive customer transaction data. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Our security measures are designed to protect against security breaches, but our failure to prevent such security breaches could subject us to liability, damage our reputation and diminish the value of our brand-name.

Laws or regulations relating to privacy and data protection may adversely affect the growth of our internet business or our marketing efforts.

We mail marketing materials and send electronic messages to names in our proprietary customer database and to potential customers whose names we obtain from rented or exchanged mailing lists. Worldwide public concern regarding personal privacy has subjected the rental and use of customer mailing lists and other customer information to increased scrutiny and regulation. As a result, we are subject to increasing regulation relating to privacy and the use of personal information. For example, we are subject to various telemarketing and anti-spam laws that regulate the manner in which we may solicit future suppliers and customers. Such regulations, along with increased governmental or private enforcement, may increase the cost of operating and growing our business. In addition, several states have proposed legislation that would limit the uses of personal information gathered online or require online services to establish privacy policies. The Federal Trade Commission has adopted regulations regarding the collection and use of personal identifying information obtained from children under 13 years of age. Bills proposed in Congress would expand online privacy protections already provided to adults. Moreover, proposed legislation in the U.S. and existing laws in other countries require companies to establish procedures to notify users of privacy and security policies, obtain consent from users for collection and use of personal information, and provide users with the ability to access, correct and delete personal information stored by companies. These data protection regulations and enforcement efforts may restrict our ability to collect or transfer demographic and personal information from users, which could be costly or harm our marketing efforts. Further, any violation of domestic or foreign or domestic privacy or data protection laws and regulations, including the national do-not-call list, may subject us to fines, penalties and damages, which could decrease our revenue and profitability.

Credit card fraud could decrease our revenue and profitability.

We do not carry insurance against the risk of credit card fraud, so the failure to adequately control fraudulent credit card transactions could reduce our revenues or increase our operating costs. We may in the future suffer losses as a result of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. Under current credit card practices, we may be liable for fraudulent credit card transactions. If we are unable to detect or control credit card fraud, or if credit card companies require more burdensome terms or refuse to accept credit card charges from us, our revenue and profitability could decrease.

Potential liability for information displayed on our web sites may require us to defend against legal claims, which may cause significant operational expenditures.

We may be subject to claims for fraud, copyright or trademark infringement or to claims based on other theories relating to the information on our web sites. These types of claims have been brought, sometimes successfully, against on line services in the past. We could also be subject to claims based on the content that is accessible from our web sites through links to other web sites. Our insurance coverage may not adequately protect it against these claims.

Our ability to compete successfully and achieve future revenue may depend in part on our ability to protect our technology.

We have not been issued any patents, have not applied for any patents, and have not taken steps to legally protect our intellectual property rights in our web site commerce technology. Therefore, we may not have a viable legal claim against potential third party infringers who utilize our technology and thus may not be able to successfully compete against those third party infringers. We cannot assure that our competitors, many of which have substantial resources and have made significant investments in similar technologies, will not seek to apply for, and obtain, patents that will prevent, limit or interfere with our ability to utilize our web site technology either in the United States or in international markets. Because we have not taken steps to protect our technology, we have also not determined whether we could be deemed to infringe on another third party’s web site commerce technology which is patent protected.

In addition, in the future, we may be required to assert infringement claims against third parties, and there can be no assurance that one or more parties will not assert infringement claims against us. Any resulting litigation or proceeding could result in significant expense to us and divert the efforts of our management personnel, whether or not such litigation or proceeding is determined in our favor. In addition, to the extent that any of our intellectual property were ever deemed to violate the proprietary rights of others in any litigation or proceeding or as a result of any claim, we may be prevented from using them, which could cause a termination of our ability to sell our products. Litigation could also result in a judgment or monetary damages being levied against us.

We may experience potential increases in shipping, paper and postage costs, which may adversely affect our business if we are not able to pass such increases on to its customers.

Shipping costs are a significant expense in the operation of our business. Increases in postal or shipping rates and paper costs could significantly impact the cost of producing and mailing direct mail and shipping customer orders. Postage prices and shipping rates increase periodically, and we have no control over future increases. We generally invoice customers for shipping and handling charges. There can be no assurance that we will be able to pass on to our customers the full cost, including any future increases in the cost, of commercial delivery services such as FedEx and UPS.

We also incur substantial paper and postage costs related to its marketing activities, including producing and mailing catalogs. Paper prices historically have been cyclical, and we have experienced substantial increases in the past. Significant increases in postal or shipping rates and paper costs could adversely impact our business, financial condition, and results of operations, particularly if we cannot pass on such increases to our customers or offset such increases by reducing other costs.

Our success is dependent on key personnel.

Our future performance will depend to a significant extent upon the efforts and abilities of our senior executives and co-founders, Gary Stern and Thomas M. Livia. The competition for qualified management personnel in the computer products industry is very intense, and the loss of service of either of our founders could have an adverse effect on our business. Our success and plans for future growth will also depend on our ability to hire, train, and retain skilled personnel in all areas of our business, including sales account managers and technical support personnel. There can be no assurance that we will be able to attract, train, and retain sufficient qualified personnel to achieve our business objectives.

If we fail to achieve and maintain adequate internal controls, we may not be able to produce reliable financial reports in a timely manner or prevent financial fraud.

We will continue to document and test our internal control procedures on an ongoing basis in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of internal controls over financial reporting and a report by an independent registered public accounting firm addressing such assessments if applicable. During the course of testing, we may, from time to time, identify deficiencies which we may not be able to remedy. In addition, if we fail to achieve or maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important in helping prevent financial fraud. If we cannot provide reliable financial reports on a timely basis or prevent financial fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock could drop significantly.

We may be impacted by the loss of a major customer.

From time to time we have customers that represent more than 10% of total sales. For the year ended December 31, 2006, our largest customer, Eclypsis Corp. comprised approximately 15.8% of net sales and our top five customers comprised approximately 34.4% of net sales. Our sales to Eclypsis in 2007 have significantly declined from the comparable 2006 periods. The concentration of credit risk and loss of revenues associated with any major customer could have a material adverse effect on our business, financial condition, cash flows or results of operations.

Our industry is generally subject to intense pressure on margins.

There are considerable price pressures on computer hardware as the price for computer power continues to decline. As a result, there is intense price competition and pressure on profit margins in the computer products industry. The barrier to entry in the computer reseller market is very low and the internet has considerably increased the number of computer resellers. In addition, an increasing number of manufacturers are providing their products direct to customers. Various other factors also may create downward pressure on our gross margins, such as fluctuations in our pricing arrangements with vendors related to shipping, shifts in vendor programs and an increasing proportion of sales to enterprise, public sector or other competitive bid accounts on which margins could be lower. If we are unable to continue to maintain or improve gross margins in the future, our business, financial condition, or results of operations would be adversely effected.

Existing or future government and tax regulations could expose us to liabilities or costly changes in our business operations, and could reduce demand for our products and services.

Based upon current interpretations of existing law, we currently collect and remit sales or use tax only on sales of products or services to residents of the states in which we have a physical presence or have voluntarily registered for sales tax collection. The U.S. Supreme Court has ruled that states, absent Congressional legislation, may not impose tax collection obligations on an out-of-state direct marketer whose only contacts with the taxing state are distribution of catalogs and other advertisement materials through the mail, and whose subsequent delivery of purchased goods is by mail or interstate common carriers. However, we cannot predict the level of contact with any state which would give rise to future or past tax collection obligations. Additionally, it is possible that federal legislation could be enacted that would permit states to impose sales or use tax collection obligations on out-of-state direct marketers. Furthermore, court cases have upheld tax collection obligations on companies, including mail order companies, whose contacts with the taxing state was quite limited (e.g., visiting the state several times a year to aid customers or to inspect showrooms stocking their goods). We believe our operations in states in which we have no physical presence are different from the operations of the companies in those cases and are thus not subject to the tax collection obligations imposed by those decisions. However, we can provide no assurance that certain states will not seek to impose sales tax liability on us for our past sales activities. Various state taxing authorities have sought to impose on direct marketers with no physical presence in the taxing state the burden of collecting state sales and use taxes on the sale of products shipped or services sold to those states’ residents, and it is possible that such a requirement could be imposed in the future.

Furthermore, we are subject to general business regulations and laws, as well as regulations and laws specifically governing companies that do business over the internet. Such existing and future laws and regulations may impede the growth of the internet or other online services. These regulations and laws may cover taxation of e-commerce, user privacy, marketing and promotional practices (including electronic communications with our customers and potential customers), database protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, product safety, the provision of online payment services, copyrights, patents and other intellectual property rights, unauthorized access (including the Computer Fraud and Abuse Act), and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership, sales and other taxes, libel, trespass, data mining and collection, and personal privacy, among other laws, apply to the internet and e-commerce. Unfavorable resolution of these issues may expose us to liabilities and costly changes in our business operations, and could reduce customer demand for our products. The growth and demand for online commerce has and may continue to result in more stringent consumer protection laws that impose additional compliance burdens on online companies. For example, legislation in California requires us to notify our California customers if certain personal information about them is obtained by an unauthorized person, such as a computer hacker. These consumer protection laws could result in substantial compliance costs and could decrease our profitability.

Risks Related To Our Common Stock

Our common stock price may be volatile particularly in light of the limited trading market for the stock.

There is relatively limited trading of our common stock in the public markets, and this may impose significant practical limitations on any shareholder’s ability to achieve liquidity at any particular quoted price. Efforts to sell significant amounts of our common stock on the open market may precipitate significant declines in the prices quoted by market makers.

There are restrictions on the transfer of shares of a significant number of shares of our common stock and future sales of these shares may cause the prevailing market price of our shares to decrease.

Most of our outstanding shares of common stock were sold pursuant to an exemption from registration under Section 4(2) and Regulation D of the Securities Act of 1933, as amended (the “Act”). Our common stock in these offerings was sold and issued only to accredited investors as defined in Regulation D. These shares of common stock are restricted securities and may not be resold for a period of up to two years from the date of the acquisition, assuming that other requirements of Rule 144 of the Act are met or unless sold or transferred in transactions which are exempt under applicable federal and state securities laws or pursuant to registration thereunder. The period of restriction on the sale or transfer by our affiliates may be a longer period. If the holders of currently restricted shares of our common stock choose to sell such shares in the public market under Rule 144 or otherwise, the prevailing market price for our common stock may decline.

We may need additional financing and may not be able to raise additional financing on favorable terms or at all, which could increase our costs, limit our ability to grow and dilute the ownership interests of existing shareholders.

We require substantial working capital to fund our business. We believe that our current working capital, including our existing cash balance, together with our future cash flows from operations and available borrowing capacity under our line of credit, will be adequate to support our current operating plans for at least the next twelve months. However, if we need additional financing, such as for acquisitions or expansion or to fund a significant downturn in sales or an increase in operating expenses, there are no assurances that adequate financing will be available on acceptable terms, if at all. We may in the future seek additional financing from public or private debt or equity financings to fund additional expansion, or take advantage of opportunities or favorable market conditions. There can be no assurance such financings will be available on terms favorable to us or at all. To the extent any such financings involve the issuance of equity securities, existing shareholders could suffer dilution. If we raise additional financing through the issuance of equity, equity-related or debt securities, those securities may have rights, preferences or privileges senior to those of the rights of our common stock and our shareholders will experience dilution of their ownership interests. If additional financing is required but not available, we would have to implement further measures to conserve cash and reduce costs. However, there is no assurance that such measures would be successful. Our failure to raise required additional financing could adversely affect our ability to maintain, develop or enhance our product offerings, take advantage of future opportunities, respond to competitive pressures or continue operations.

Although we have paid dividends or our common stock in the past, we do not anticipate doing so in the foreseeable future.

Although we have paid cash dividends on our common stock in the past while we were a Subchapter-S corporation we do not currently anticipate paying cash dividends in the foreseeable future. Any future dividend would be at the discretion of our board of directors and would depend on our financial condition, results of operations, capital requirements, contractual obligations, the terms of any of our financing agreements at the time a dividend is considered and other relevant factors.

We have a classified board of directors that could make it more difficult for a third party to acquire us, discourage a takeover and adversely affect our stockholders.

Our board of directors is divided into three classes of directors serving staggered three-year terms. This structure is intended to provide us with a greater likelihood of continuity of management, which may be necessary for us to realize the full value of our investments. A classified board of directors also may serve to deter hostile takeovers or proxy contests. These provisions or measures also may limit the ability of our shareholders to sell their shares at a premium over then-current market prices by discouraging a third party from seeking to obtain control of us.

Our Co-Chief Executive Officers control a substantial ownership interest in us and control actions requiring a shareholder vote and may have interests that conflict with yours.

Our Co-Chief Executive Officers together own 82.21% of our issued and outstanding common stock. As a result, these two shareholders acting together, have the ability to control all matters requiring shareholder approval, including the election of directors and approval of mergers and other significant corporate transactions. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company. It could also deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and it may affect the market price of our common stock. In deciding how to vote on such matters, those shareholders’ interests may conflict with yours.

Our issuance of additional shares of common stock, preferred stock, options or other rights to purchase those shares would dilute the proportionate ownership and voting rights of existing shareholders.

We are authorized under our Amended and Restated Articles of Incorporation to issue up to 200,000,000 shares of common stock and 20,000,000 shares of preferred stock. As of November 14, 2007, 36,435,646 shares of our common stock were issued and outstanding, 333,333 shares were reserved for issuance under warrants, and 1,667,500 shares of common stock were subject to issuance upon the exercise of outstanding options. Our Board of Directors may generally offer shares of our common stock, preferred stock, options or other rights to purchase shares based upon such factors as our Board of Directors may deem relevant at that time. It is also likely that we will commence additional offerings of our securities to raise capital to fund our growth strategy, and issue additional shares or options to directors, officers and employees in connection with their services. If so, under circumstances the Board of Directors deems appropriate at the time, the percentage ownership and voting rights of existing shareholders will be diluted and could be diluted significantly if we issue large numbers of securities.

If our common stock is subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

A penny stock is generally defined under the Exchange Act as any equity security other than a security that: (i) is an national market system stock listed on a “grandfathered” national securities exchange, (ii) is an national market system stock listed on a national securities exchange or an automated quotation system sponsored by a registered national securities association that satisfies certain minimum quantitative listing standards, (iii) has a market value of five dollars or more, or (iv) is a security whose issuer has met certain net tangible assets or average revenues, among other exemptions. Our common stock is not currently traded on a national securities exchange or quotation system sponsored by a national securities exchange and our transaction price is currently less than five dollars. Therefore, if we have net tangible assets of $5,000,000 or less, transactions in our common stock may become subject to the “penny stock” rules promulgated under the Exchange Act. In accordance with these rules, broker-dealers participating in transactions in low-priced securities must first deliver a risk disclosure document that describes the risks associated with such stocks, the broker-dealer’s duties in selling the stock, the customer’s rights and remedies and certain market and other information. Furthermore, the broker-dealer must make a suitability determination approving the customer for low-priced stock transactions based on the customer’s financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer, obtain specific written consent from the customer and provide monthly account statements to the customer. The effect of these restrictions will probably decrease the willingness of broker-dealers to make a market in our common stock, decrease liquidity of our common stock and increase transaction costs for sales and purchases of our common stock as compared to other securities. If our common stock becomes subject to these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed and stockholders may find it more difficult to sell their shares of our common stock.

Item 2.

Financial Information

The financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and other financial information included elsewhere in this Registration Statement.

On June 21, 2006, we amended our Amended and Restated Articles of Incorporation to effectuate a 1 for 3 reverse split of our outstanding common stock which became effective on July 5, 2006. The financial information included herein is reflective of the reverse stock split.

SELECTED FINANCIAL AND OTHER DATA

The following table sets forth our financial data as of and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007. The data as of and for the years ended December 31, 2002 and 2003 and the six months ended June 30, 2007 and 2006 have been derived from our unaudited financial statements, the data as of and for the years ended December 31 2004, 2005 and 2006 have been derived from our audited financial statements. The audited financial statements for the years ended December 31, 2004, 2005 and 2006 and the unaudited financial statements for the six months ended June 30, 2006 and June 30, 2007 are included elsewhere in this Registration Statement. This financial data should be read in conjunction with the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited financial statements, including the related notes.

Statement of Operations Data

	Year Ended December 31,					Six Months Ended June 30,
	2006	2005	2004	2003	2002	2007	2006
	(in thousands, except share and per share data)
Statement of Operations Data:
Net Sales and Services	$26,556	$25,214	$29,985	$22,579	$16,500	$17,546	$12,146
Income (Loss) from operations	43	(272)	167	66	(26)	(230)	37
Interest Expense	(95)	(95)	(73)	(4)	(11)	(37)	(44)
Miscellaneous income	30	60	39	48	37	18	12
Total other expense (income)	(65)	(35)	(34)	44	26	(19)	(32)
Total provision for income taxes	(46)	—	—	(5)	(2)	91	0
Net Income (Loss)	(68)	(307)	133	105	(2)	(157)	5
Common share data:
Basic net income (loss) per share	$(0.00)	$(0.01)	$0.00	$0.00	$(0.00)	$(0.00)	$0.00
Diluted net income (loss) per share	$(0.00)	$(0.01)	$0.00	$0.00	$(0.00)	$(0.00)	$0.00
Weighted average shares-basic	31,941,164	29,953,334	29,953,334	29,953,334	29,953,334	35,760,063	30,326,400
Weighted average shares-diluted	31,941,164	29,953,334	29,953,334	29,953,334	29,953,334	35,760,063	30,326,400

Selected Balance Sheet Data

	Year Ended December 31,					Six Months Ended June 30,
	2006	2005	2004	2003	2002	2007	2006
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$926	$396	$269	$57	$261	$1,880	$247
Accounts receivable, net	3,613	2,745	2,202	2,074	1,667	3,470	2,560
Inventory, net	706	495	477	337	268	699	677
Other current assets	140	117	95	112	72	227	125
Fixed assets, net	390	240	210	144	110	620	275
Other assets	0	0	0	0	0	0	(30)
Total assets	5,775	3,993	3,253	2,724	2,378	6,896	3,854

Current maturities of long term debt	589	11	15	4	3	314	23
Line of credit	2,539	2,142	1,190	1,173	1,075	2,610	2,187
Accounts payable	1,907	821	746	965	801	799	647
Other current liabilities	323	197	188	126	164	664	162
Long term debt	66	579	563	16	0	70	586
Deferred income taxes	53	0	0	0	0	55	0
Total Liabilities	5,477	3,750	2,702	2,284	2,043	4,512	3,605
Preferred stock	0	0	0	0	0	0	0
Common stock	34	27	27	27	27	38	27
Additional paid in capital	200	84	84	84	84	2,439	84
Retained earnings	64	132	440	329	224	(93)	138
Total liabilities and equity	$5,775	$3,993	$3,253	$2,724	$2,378	$6,896	$3,854

Dividends(1)	$0	$0	$22	$0	$7	$0	$0

———————

(1)

We paid dividends to Messrs. Stern and Livia during 2002 and 2004 while we were an S-corporation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our Selected Financial and Operating Data and the Financial Statements and Notes included in this Registration Statement.

Overview

We are a direct marketing reseller of technology hardware, software and services. We procure and fulfill IT solutions for the SMB market, enterprise customers (greater than 1000 computer users) and the public sector (educational institutions and state and local governments). Relationships with SMB, enterprise customers, and the public sector institutions represented 72.0%, 64.2% and 76.2% of total net sales during 2006, 2005, and 2004, respectively. The remaining sales were from internet customers and Co-Op advertising funds.

Our net sales consist primarily of sales of computer hardware, software, peripherals and accessories, as well as revenue associated with freight billed to our customers, net of product returns. Gross profit consists of net sales less product, freight costs, serviceperson expenses and revenue sharing fees. Selling and advertising expenses include salesperson expenses, advertising and marketing expenses. General and administrative expenses include administrative expenses, depreciation, rent and general overhead expenses. Other expense represents interest expense, net of non-operating income.

We reach our customers through an integrated marketing and merchandising strategy designed to attract and retain customers. This strategy involves a relationship-based selling model executed through inbound and outbound account executives, customized web stores for corporate customers through PCU on-line, a state of the art internet portal at www.PCUniverse.com, dedicated e-marketing and direct marketing materials.

We utilize our purchasing and inventory management capabilities to support our primary business objective of providing name-brand products at competitive prices. We offer more than 250,000 hardware, software, peripheral and accessory products and services for users of Windows-based and Mac platform computers from more than 700 manufacturers.

Our management team regularly reviews our performance using a variety of financial and non-financial metrics, including, but not limited to, net sales, gross margin, cooperative advertising reimbursements, advertising expenses, personnel costs, productivity per sales team member, accounts receivable aging, inventory aging, liquidity and cash resources. Management compares the various metrics against goals and budgets and where it deems necessary, and takes action designed to enhance our performance. At December 31, 2006, we had 34 team members in our consolidated operations, eight of whom were sales account executives. The majority of our team members work at our corporate headquarters in Boca Raton, Florida.

We periodically review material trends and uncertainties regarding our industry and the overall economy. Although a recession or a downturn in the housing market may adversely impact our industry due to an associated decline in spending by end users of the products we sell, we currently have less than 0.3% of market share. This fact together with our hiring of additional sales representatives should help lessen the impact of a recession on our business.

We are focusing our efforts in returning  to profitability in 2008. We hope to accomplish this primarily through the additional hiring of sales account executives where we can leverage our existing infrastructure. With the additional sales executives we believe we can enhance our competitiveness on the basis of offering more personalized service to our customers and  helping our customers achieve their technology needs while navigating the complex levels of products offered in the marketplace.

We continue to invest in our web, ERP and CRM infrastructure with our web properties consistently being enhanced, our ERP is scheduled for a major replacement in 2009 and we are replacing our CRM package in 2008.

Additionally, our management constantly reviews our financial statements for cost savings and ways to improve our margins. We believe that our ability to return to profitability is dependent upon our substantially increasing our revenue which may require us to obtain additional financing to grow our business. Our inability to obtain additional financing on terms acceptable to us could prevent us from hiring additional sales persons and achieving profitability.

We make additional company information available free of charge on our web site, www.pcuniverse.com/investorrelations.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, and requires management to make use of certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates, and revisions to estimates are included in the results from the period in which the actual amounts become known.

We believe that following critical accounting policies affect our more significant judgments and estimates used in our preparation of our consolidated financial statements, and therefore should be read in conjunction with our summary of significant accounting policies (see Note 2 of our Notes to Consolidated Financial Statements). Our critical accounting policies are as follows:

Revenue Recognition

We recognize revenue on product sales when persuasive evidence of an arrangement exists, delivery has occurred, prices are fixed and determinable, and ability to collect is probable. We consider the point of delivery of the product to be when the risks and rewards of ownership have transferred to the customer.

The majority of our net sales relate to physical products. These sales are recognized on a gross basis with the selling price to the customer recorded as net sale and the acquisition cost of the product recorded as cost of sales. We offer limited return rights on our product sales. At the point of sale, we provide for an allowance for revenue. Pursuant to EITF 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent,” when we set prices, have inventory risk and have credit risk, revenues are recorded as gross. Third-party extended warranties, third-party software maintenance products and third-party services sold by us (for which we are not the primary obligor) are recognized gross in revenues and cost of sales when we set prices and have inventory risk and credit risk. If any of those criteria are not present, revenue and cost of sales are recorded net. When the sale is recorded, we have no further obligations to fulfill. We recognize revenue only when all criteria of Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition” have been met.

We defer revenue for the TechPoints program, a customer loyalty program. TechPoints must be redeemed to be converted to an award of a particular product on our web sites. TechPoints cannot be redeemed for cash but may be used as a discount off a customer’s future purchase. Currently, TechPoints expire two years after issuance, but the expiration period is subject to change. We use EITF 00-22, “Accounting for “Points” and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future.” During 2005 and 2006, these amounts were not material on June 30, 2007, we have $60,000 in deferred revenue and view this as our maximum exposure. We do not have a reasonable estimate for how many TechPoints are redeemed and have put no valuation allowance on the deferred revenue. In the future, we may have an estimated valuation allowance which will allow us to reduce our deferred revenue balance.

Additionally, we offer limited return rights within 30 days on our product sales. We have demonstrated the ability to make reasonable and reliable estimates of product returns based on significant historical experience. If actual credits were to deviate significantly from our estimates, our results of operations could be adversely affected. We had no allowances of sales returns, net of cost at December 31, 2006 and 2005, respectively.

Valuation of Current Assets, Allowance for Doubtful Accounts and Estimation of Market Inventory Obsolescence

We use significant judgment and estimates in the preparation of our financial statements that affect the carrying value of our assets and liabilities. On an on-going basis, we evaluate our estimates.

We maintain an allowance for doubtful accounts based on estimates of future collect-ability of our accounts receivable. We regularly analyze our accounts receivable in evaluating the adequacy of the allowance for doubtful accounts. In determining the necessary allowance for doubtful accounts receivable, we analyze our historical bad debt experience, the creditworthiness of our customers and the aging of our accounts receivable. If our allowance were to stay the same on December 31, 2006 as it was at December 31, 2005, it would have resulted in an additional expense of $15,000. The amounts of accounts receivable that ultimately become uncollectible could vary materially from our estimates.

We maintain a valuation allowance for potentially uncollectible amounts due from our vendors that arise from product returns, standard vendor price protection programs, cooperative advertisement reimbursements and vendor rebate programs. Amounts received from vendors may vary from amounts recorded based on the difference between the current market price of a product returned and its acquisition price, the denial of price protection, cooperative reimbursement, or vendor rebates due to noncompliance with specific attributes of the vendor programs. We regularly review our vendor receivables and provide a valuation allowance based on historical collections and the comparison of amounts recorded versus subsequently received.

We record inventory at lower of FIFO cost or market. We estimate the amount of unmarketable inventory based on the difference between the cost of the inventory and the market value, which is based on assumptions of market demand, current market conditions, most recent actual sales prices, and age and condition of products.

Valuation of Fixed Assets

We review our long-lived assets, which include property and equipment and intangibles, for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be fully recoverable. If our analysis indicates that a possible impairment exists, based on our estimate of undiscounted future cash flows, we are required to estimate the fair value of the asset. An impairment charge is recorded for the excess of the asset carrying value over its fair value, if any. The fair value is determined either by a third party appraisal or estimated discounted future cash flows. At December 31, 2006, our review resulted in no additional depreciation or amortization expense.

Accounting for Income Taxes

We are required to estimate income taxes in states in which we are registered and/or have a physical presence. This process involves estimating actual tax exposure while assessing temporary differences resulting in differing treatment for tax and accounting purposes. These differences result in deferred tax assets and liabilities. We considered future taxable income in assessing the need for a valuation allowance against our deferred tax assets. We believe that all net deferred tax assets shown on our balance sheet as of December 31, 2006 are more likely than not to be realized in the future and no valuation allowance is necessary. In the event that actual results differ from those estimates or that those estimates are adjusted in future periods, we may need to record a valuation allowance, which would reduce deferred tax assets and the results of operations in the period the change is made.

Results of Operations

The following table sets forth, for the periods indicated selected items from our Statements of Operations, expressed as a percentage of net sales and services.

	Six Months Ended June 30,	Year Ended December 31,
	2007	2006	2005	2004
Systems	23.7%	26.2%	26.1%	33.8%
Output Devices	17.5%	16.6%	19.9%	17.9%
Networking	10.0%	10.8%	14.2%	11.6%
Storage Devices	8.0%	8.9%	9.3%	11.0%
Software	3.1%	4.3%	4.3%	3.8%
Input Devices	3.7%	3.6%	3.3%	5.1%
Memory	7.7%	5.1%	3.9%	4.6%
Video	2.5%	3.1%	0.8%	1.0%
Other	23.8%	21.4%	18.2%	11.2%
Total	100.0%	100.0%	100.0%	100.0%

Comparison of Six Months Ended June 30, 2007 and 2006

Net Sales and Services. Net sales and services increased 44.5% to $17.5 million for the six months ended June 30, 2007 compared to $12.1 million for the first six months ended June 30, 2006. Of this amount, account executive assisted sales increased 19.3% to $10.5 million in the six months ended June 30, 2007 from $8.8 million in the six months ended June 30, 2006. Internet revenue increased 112.1% to $7.0 million for the six months ended June 30, 2007 from $3.3 million in the six months ended June 30, 2006. The increase in Internet revenue was primarily due to the addition of Amazon.com as a revenue sharing partner.

Gross Profit. As a result of increases in net sales and services, our gross profits increased to $2.3 million for the six months ended June 30, 2007 compared to $1.7 million for the six months ended June 30, 2006. Gross profit as a percentage of net sales decreased to 12.9% for the six months ended June 30, 2007, compared to 14.4% for the six months ended June 30 2006. The change is due to a decrease in the gross profit earned on total net sales as compared to 2006. Gross profit margins as a percent of sales will continue to vary due to changes in vendor programs, product and customer mix, pricing strategies and economic conditions. Our use of our line of credit to fund the expansion of accounts receivable and inventory resulted in interest expense of $37,000 and $44,000 for the periods ended June 30, 2007 and 2006, respectively. The interest rate of our working capital lines is tied to the prime rate. The effects of increases in the prime rate during 2006 were offset by a reduction in our usage of the working capital line of credit compared to 2006.

Selling and Advertising Expense. Selling and Advertising expenses increased to $1.1 million for the six months ended June 30, 2007 from $0.9 million for the six months ended June 30, 2006, and decreased as a percentage of net sales to 6.5% for the six months ended June 30, 2007 compared to 7.2% for the six months ended June 30, 2006. The increase in Selling and Advertising expenses was due to increased employee costs resulting from additional personnel and increased commission expenses.

General and Administrative Expenses. General and Administrative expenses increased to $1.3 million for the six months ended June 30, 2007 from $0.8 million for the six months ended June 30, 2006, and increased as a percentage of net sales to 7.7% for the six months ended June 30, 2007 compared to 6.9% for the six months ended June 30, 2006. The increase in General and Administrative expenses was due to an increase in professional fees needed to prepare us for SEC reporting and compliance.

Interest Expense. Interest expense was $37,000 for the six months ended June 30, 2007, compared to $44,000 for the six months ended June 30, in 2006. The expense was due to interest owed on the outstanding $500,000 note payable and capital leases.

Other Income. Other income was $18,000 for the six months ended June 30, 2007, compared to $12,000 for the six months ended June 30, 2006, which consisted primarily of interest earned on funds we deposited at a commercial bank.

Income Tax Provision. The income tax provision (benefit) for the six months ended June 30, 2007 was a gain of $91,000, compared to $0 for the six months ended June 30, 2006. The effective tax rates expressed as a percent of income were negative 1% and 0% for the six months ended June 30, 2007 and 2006, respectively. The tax benefits associated with our net operating losses (NOLs) are recognized to the extent that we are expected to recognize taxable income. Our NOLs are subject to annual limitations.

Net Income (Loss). As a result of the foregoing, net loss for the six months ended June 30, 2007 was $157,000, or $0.00 per diluted share, as compared to net income of $5,000, or $0.00 per diluted share, for the six months ended June 30, 2006.

Comparison of Years Ended December 31, 2006 and 2005

Net Sales and Services. Net sales and services increased 5.3% to $26.6 million in 2006 compared to $25.2 million in 2005, due to an increase in the volume of goods being sold. Of this amount, account executive assisted sales increased 16.6% to $19.0 in 2006 from $16.3 in 2005. Internet revenue decreased 17.1% to $7.4 million in 2006 from $8.9 million in 2005 due to fewer sales following management’s adjustment of pricing to increase margins for Internet based sales.

Gross Profit. Gross profits increased to $3.7 million in 2006 compared to $3.2 million in 2005. Gross profit as a percentage of net sales increased to 13.8% in 2006, compared to 12.5% in 2005. The increase in gross profit resulted from adjusting pricing and margin for internet sales. Gross profit margins as a percent of sales will continue to vary due to changes in vendor programs, product and customer mix, pricing strategies and economic conditions. Our use of our line of credit to fund the expansion of accounts receivable and inventory incurred interest expense of $37,000 and $11,000 for the periods ended December 31, 2006 and 2005, respectively. The interest rate of the working capital lines is tied to the prime rate. The effects of increases in the prime rate during 2006 were offset by a reduction in our usage of the working capital line of credit compared to 2005.

Selling and Advertising Expenses. Selling and Advertising expenses, which primarily consisted of salesperson salaries, remained flat at $1.9 million in 2006 and $1.9 million in 2005, and decreased as a percentage of net sales to 7.0% in 2006 compared to 7.4% in 2005.

General and Administrative Expenses. General and Administrative expenses, which primarily consist of administration and officer expenses, and professional fees, increased to $1.8 million for 2006 from $1.6 million in 2005, and increased as a percentage of net sales to 6.6% in 2006 compared 6.2% in 2005. The increase in general and administrative expenses was due to the following:

•

Salaries, wages and benefits increased $28,000 during 2006 as compared to the prior year.

•

Professional fees rose $120,000 as we hired legal and professional help in completing the 2006 merger with Poker TV.

Interest Expense. Interest expense was $95,000 in 2006, compared to $84,000 in 2005. The interest expense was due to interest owned on the outstanding $500,000 note payable and capital leases.

Other Income. Other income was $30,000 in 2006, compared to $60,000 in 2005 and consisted primarily of interest income on deposit at a commercial bank.

Income Tax Provision. The income tax provision for 2006 was $46,000, compared to $0 during 2005. The effective tax rates expressed as a percent of income were 212% and 0% for the years ended December 31, 2006 and 2005, respectively. The income tax provision has changed due to the termination of our Sub-Chapter S tax election in June 2006.

Net Income (Loss). As a result of the foregoing, net loss for fiscal year 2006 was $68,000, or $0.00 per diluted share, as compared to net loss of $307,000, or $0.01 per diluted share, for fiscal year 2005.

Comparison of Years Ended December 31, 2005 and 2004

Net Sales and Services. Net sales and services decreased 15.9% to $25.2 million in 2005 compared to $30.0 million in 2004, due to a decrease in the volume of goods sold. The decrease was due to a decrease in resources allocated to sales efforts leading to scaled down revenue and an increase in resources allocated to improving infrastructure and our management team. Of this amount, account executive assisted sales decreased 29.4% to $16.3 million in 2005 from $23.1 million in 2004. Internet revenue increased 29.0% to $8.9 million in 2005 from $6.9 million in 2004 due to the launch of our web site PatriotPC.us.

Gross Profit. Gross profits decreased to $3.2 million in 2005 compared to $3.8 million in 2004. Gross profit as a percentage of net sales remained flat at 12.5% in 2005, compared to 12.5% in 2004. Gross profit margins as a percent of sales will continue to vary due to changes in vendor programs, product and customer mix, pricing strategies and economic conditions. Our use of our line of credit to fund the expansion of accounts receivable and inventory incurred interest expense of $11,000 and $47,000 for the periods ended December 31, 2005 and 2004, respectively. The interest rate of the working capital lines is tied to the prime rate. The effects of increases in the prime rate during 2005 were offset by a reduction in our usage of the working capital line of credit compared to 2004.

Selling and Advertising Expenses. Selling and Advertising expenses decreased to $1.9 million in 2005 from $2.2 million in 2004, and increased as a percentage of net sales to 7.5% in 2005 compared from 7.2% in 2004.

General and Administrative Expenses. General and Administrative expenses increased to $1.6 million for 2005 from $1.5 million in 2004, and increased as a percentage of net sales to 6.2% in 2005 compared 4.9% in 2004. The increase in SG&A expenses was due to the following:

•

Salaries, wages and benefits increased $36,000 during 2005 as compared to 2004.

•

Depreciation expense increased by $20,000.

Interest Expense. Interest expense was $84,000 in 2005, compared to $33,000 in 2004. This increase is due to having a full year of our business loan. The expense was due to interest owed on our outstanding $500,000 note payable and capital leases.

Other Income. Other income was $60,000 in 2005, compared to $39,000 in 2004 and consisted primarily of interest received from a commercial bank.

Income Tax Provision. The income tax provision for 2005 was nil, compared to nil during 2004. The effective tax rates expressed as a percent of income were nil and nil for the years ended December 31, 2005 and 2004, respectively.

Net Income (Loss). As a result of the foregoing, net loss for fiscal year 2005 was $307,000, or $0.01 per diluted share, as compared to net income of $111,000, or $0.00 per diluted share, for fiscal year 2004.

Inflation

We do not believe that inflation has had a material impact on our results of operations. However, there can be no assurance that inflation will not have such an effect in future periods.

Liquidity and Capital Resources

Our total assets were $6.9 million at June 30, 2007, of which $6.3 million were current assets. As of June 30, 2007, we had cash and cash equivalents of $1.9 million and had working capital of $1.9 million compared to working capital of approximately $27,000 at December 31, 2006. The increase in working capital from December 31, 2006 was primarily a result of proceeds from private placements that we completed April 2007 through June 2007 with accredited investors, as well as repayment of our outstanding $500,000 note payable which reduced our current liabilities.

Approximately 16% of our sales are processed on open account terms offered to our customers, which increased our accounts receivable balance. To finance these sales, we leverage our secured line of credit for timing differences in cash inflows and cash outflows to invest in the growth of our business. The secured line of credit is utilized from time to time to invest in capital purchases, to purchase inventory for general stock as well as for certain customers, and to take full advantage of available early pay discounts.

We have a secured line of credit of up to $4,000,000 with GE Capital Solutions. The credit facility is collateralized by accounts receivable and inventory, and it can be utilized as both a working capital line of credit and a flooring facility used to purchase inventory from several suppliers under certain terms and conditions. This credit facility has an annual automatic renewal which occurs on November 13 of each fiscal year. Either party can terminate this agreement with 60-days’ written notice prior to the renewal date. The working capital and inventory advances bear interest at a rate of the prime rate plus 1.50%. Our line of credit is defined by quick turnover, large amounts under the flooring facility and short maturities. All amounts owed under our line of credit are due on demand. Inventory advances do not bear interest if paid within terms, usually 30 days from the advance date. The facility contains various restrictive covenants relating to tangible net worth, leverage, dispositions and use of collateral, other asset dispositions and merger and consolidation of the Company. At June 30, 2007, we were compliant with all covenants of this facility. At June 30, 2007, there were no amounts owed for working capital advances and $2.5 million was owed under the facility for flooring arrangements related to inventory purchases. At June 30, 2007, the total amount available for future borrowing was $640,000 at an interest rate in effect at that time of 9.75%.

We measure liquidity as the sum of total cash and unused borrowing availability, and we use this measurement as an indicator or how much access to cash we have to either grow the business through investment in our business, acquisitions, capital expenses or to contend the adversity such as unforeseen operating losses potentially caused by reduced demand for our products and services, loss of a large customer, material uncollectible accounts receivable, or material inventory write-downs, as examples. At June 30, 2007 our liquidity was $2,520,000.

During the past 3 years, we have experienced net income and net loss periods. This inconsistency provides fluxuations in operating cash flows that are not correlated with any certainty. In years, we have had net income, operating cash flows were negative and in years of net loss, we have experienced positive operating cash flows. It is possible to have these fluxuations in the future.

Capital expenditures in 2006 totaled $279,000. This includes improvements to our web properties, computer and software purchases, leasehold improvements, vehicles and improvements to our information technology systems. In 2007, we anticipate spending $500,000 for improvements to our web properties, computer and software purchases including a new CRM software package, leasehold improvements and improvements to our information technology systems. In 2008, we anticipate spending $500,000 for improvements to our web properties, computer and software purchases including a new ERP software package, leasehold improvements and improvements to our information technology systems.

We believe that our existing available cash and cash equivalents, operating cash flow, and existing credit facilities will be sufficient to satisfy our operating cash needs for at least the next 12 months at our current level of business. However, if our working capital or other capital requirements are greater than currently anticipated, we could be required to seek additional funds through sales of equity, debt or convertible securities, or through increased credit facilities. There can be no assurance that additional financing will be available or that, if available, the financing will be on terms favorable to us and our shareholders.

Cash Flows

Operating activities: Net cash flow used in operating activities was $789,000 during the first six months of 2007 primarily due to a pay-down of our accounts payable due to a large late 2006 product sale and our net loss for the period.

Net cash flow provided by operating activities was $265,000 during 2006. This primarily resulted from an increase in days sales outstanding due to poor collections and an increase in accounts payable due to a large late 2006 product sale.

Net cash flow used in operating activities was $697,000 during 2005 primarily due to an increase in days sales outstanding due to poor collections.

Net cash flow used in operating activities totaled $216,000 during 2004. This was primarily driven by an increase in accounts receivable, inventory and accounts payable due to increased sales.

Investing Activities. Net cash used in investing activities totaled $278,000 in the six months ended June 30, 2007, $276,000 in 2006, $140,000 in 2005 and $124,000 in 2004. Cash was used for the capital expenditures and expenditures are higher due to increased investment in web properties, computer and software programs and improvements to our information technology systems. We intend to continue to upgrade our internal information systems as a means to increase operational efficiencies.

Financing activities. Net cash provided by financing activities totaled $2,021,000 in the six months ended June 30, 2007 increased due to the private placements of equity financing and reduced for principal payments on a note payable. In 2006 and 2005, net cash provided by financing activities was $543,000 and $964,000, respectively and was due to increased borrowing on our line of credit. In 2004, net cash provided by financing activities was $553,000 due to the proceeds of a then new note payable.

Contractual Obligations

The following table summarizes our contractual payment obligations and commitments as of June 30, 2007:

	Total	2007	2008	2009	Thereafter
	(Numbers in thousands)
(a)	$ 681	$ 75	$156	$160	$290
(b)	$ 137	$ 45	$ 59	$ 29	$ 4
(c)	$ 305	$ 305	$ 0	$ 0	$ 0
(d)	$2,610	$2,610	$ 0	$ 0	$ 0

———————

(a)

Represents our commitment under operating leases associated with the lease contract at our Boca Raton, Florida headquarters, which is leased from a third party.

(b)

Represents our commitment under capital leases associated with contracts that expire at various times. These leases were used to finance the cost of fixed assets.

(c)

Represents our commitment under the Note payable – Finance Group. This note was used to finance operating costs in 2004 and 2005.

(d)

Represents our commitment under the line of credit with GE Commercial Distribution Finance Corporation. This line of credit renews automatically every year on November 13.

New Accounting Pronouncements.

In September 2006, the FASB issued SFAS No. 157 (SFAS 157), Fair Value Measurements, SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair-value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not and instrument is carried at fair value, SFAS 157 is effective for our fiscal year 2008. We are currently evaluating the impact of adopting SFAS 157.

In September 2006, the SEC released Staff Accounting Bulletin 108 (SAB 108), Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. The intent of SAB 108 is to reduce diversity in practice for the method companies use to quantify financial statement misstatements, including the effect of prior year uncorrected errors. SAB 108 establishes an approach that requires quantification of financial statements errors using both an income statement and cumulative balance sheet approach. SAB 108 is effective for fiscal years beginning after November 15, 2006, and we have adopted the new requirements effective January 1, 2007. We do not believe that the adoption of SAB 108 will have a significant effect on our financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes; an Interpretation of FASB Statement No 109, Accounting for Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Only tax positions that meet the more-likely-than-not recognition threshold at the adoption date will be recognized or continue to be recognized. The cumulative effect of applying Interpretation 48 will be reported as an adjustment to retained earnings at the beginning of the period in which it is adopted. FIN 48 has been adopted by us effective January 1, 2007. We currently do not believe that the adoption of Interpretation 48 will have a significant effect on our financial statements.

In June 2006, the FASB ratified the consensus reached on Emerging Issues Task Force (EITF) Issue No. 06-03, “How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, Gross Versus Net Presentation).” The EITF reached a consensus that the presentation of taxes on either a gross or net basis is an accounting policy decision that requires disclosure. EITF 06-03 is effective for the first interim or annual reporting period beginning after December 15, 2006. Amounts collected from members, which under common trade practices are referred to as sales taxes, are and have been recorded on a net basis. We have no intention of modifying this account policy. Therefore, the adoption of EITF 06-03 will not have any effect on our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to the risk of fluctuating interest rates in the normal course of business, as a result of our short-term borrowing and investment activities, which generally bear interest at variable rates. We invest cash balances in excess of operating requirements in short-term securities such as certificates of deposit, generally with maturities of seven days or less. In addition, our credit agreement provides for borrowings which bear 150 basis points above the prime rate. We had interest-bearing borrowings outstanding in the amount of $0.00 at a rate of 9.5% pursuant to our GE credit agreement as of December 31, 2006. We believe that the effect, if any, of reasonably possible near-term changes in interest rates on our financial position, results of operations and cash flows should not be material.

Item 3.

Properties

We currently lease office space and a warehouse facility located at 504 NW 77th Street, Boca Raton, FL 33487 of approximately 11,600 sq. ft. As of June 30, 2007, the lease agreement provides that we may lease the facility for an additional 52 months, with no renewal options, at a monthly rate of $12,521. We believe the existing facilities are in good or excellent condition. The facility may not be adequate for our needs in the future as we anticipate an increase in our full-time employees.

Item 4.

Security Ownership of Certain Beneficial Owners and Management

As of November 15, 2007, there were 36,435,646 shares of common stock issued and outstanding. The following table shows, as of November 15, 2007, the number of shares of common stock beneficially owned by:

•

each of our directors;

•

each of our four most highly compensated current executive officers;

•

all of our directors and executive officers as a group; and

•

each person known by us to beneficially own more than 5% of any class of our outstanding voting securities.

Beneficial ownership means sole and shared voting power or investment power with respect to a security.

Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Common Stock Beneficially Owned (4)
Gary Stern	14,976,667	41.10%
Thomas M. Livia	14,980,667	41.11%
Michael Labinski (4)	5,635	*
Deborah Kania (4)	0	*
Victor Grillo (5)	6,000	*
Randall N. Paulfus (5)	0	*
Dean J. Rosenbach (5)	13,500	*
Legisi Marketing, Inc. (2)	3,333,334	9.14%
All directors and executive officers as a group (7 persons)	29,982,469	82.29%

———————

*

Less than 1%.

(1)

Unless otherwise specified in the footnotes to this table, the address for each person is c/o PC Universe, Inc. 504 NW 77th Street, Boca Raton, FL 33487.

(2)

Gregory McKnight, a natural person who controls Legisi Marketing, Inc., has sole investment and voting power with respect to the shares beneficially owned by Legisi. Legisi’s address is 5154 Miller Road, Suite F, Flint, MI 48507.

(3)

The percentage of common stock owned by the directors and executive officers is based on 36,435,646 shares of common stock issued and outstanding as of November 15, 2007.

(4)

Does not include non-vested grants of incentive stock options under our 2007 Stock Incentive Plan to purchase 300,000 shares at a price of $0.375 per share which vest in accordance with the following schedule: 20% on each of the first, second, third, fourth and fifth anniversaries of the date of grant.

(5)

Does not include non-vested grants of nonqualified options under our 2007 Stock Incentive Plan to purchase 25,000 shares at a price of $0.375 per share which vest in accordance with the following schedule: 20% on each of the first, second, third, fourth and fifth anniversaries of the date of grant.

Item 5.

Directors and Executive Officers

Management

Set forth below is information concerning our directors and executive officers.

Gary Stern – Chairman, Co-Founder and Co-Chief Executive Officer – Age 47. Mr. Stern has served as Co-Chief Executive Officer and Chairman of our board of directors since June 2006. Mr. Stern co-founded PC Universe in 1995 with Mr. Livia. Prior to that time, Mr. Stern served in executive management positions at Commodore, NCR and Epson America. Mr. Stern has over 22 years of industry experience, including experience in channel sales and marketing. Mr. Stern oversees strategic relationships with manufacturers and distributors and is instrumental in setting the direction for PC Universe. Mr. Stern was awarded a bachelor of science degree from the University of Massachusetts at Lowell.

Thomas M. Livia – Director, President, Co-Founder and Co-Chief Executive Officer – Age 37. Mr. Livia has served as our President and Co-Chief Executive Officer since June 2006. Mr. Livia co-founded PC Universe in 1995 with Mr. Stern. He has over 15 years experience in the computer industry. In his role as President, he focuses on our organizational needs, strategic planning, finance, sales and operations. As a co-founder, Mr. Livia has been involved in all aspects of our growth. Mr. Livia has been instrumental in the growth of our e-commerce business. Mr. Livia holds a degree in economics from the State University of New York at Stonybrook.

Michael Labinski – Chief Financial Officer – Age 36. Mr. Labinski has served as our Chief Financial Officer since May 2007. Mr. Labinski manages relationships with the Board of Directors, banks, investors and other key partners. Mr. Labinski oversees daily financial operations while driving important activities such as forecasting, monitoring of key metrics and managing expenses. Prior to joining us, from July 2000 through November 2006, Mr. Labinski served as CFO and Vice President of Finance & Administration at Mathsoft Engineering & Education, Inc., a leading worldwide software developer for engineering calculations which was later acquired by Parametric Technology Corporation during 2006. Mr. Labinski has also held key financial positions including Vice President of Finance at Wash Depot Holdings, Inc. and Manager of Financial Reporting at Suburban Ostomy Supply Company, Inc. Mr. Labinski received a Master of Business Administration from Northeastern University and a Bachelor of Business Administration from St. Bonaventure University.

Deborah Kania – Senior Vice President and General Manager – Age 43. Ms. Kania has served as our Senior Vice President and General Manager since November 2006. Prior to joining PC Universe, Ms. Kania, served in executive marketing positions. Most recently, from November 2002 to November 2004, Ms. Kania served as Vice President of Marketing and Business Development for Vitacost.com, an INC 500 hall-of-fame member. Prior to Vitacost, Ms. Kania served as Vice President of Marketing for Lens Express from September 1999 to November 2002. Ms. Kania has written internet marketing and e-commerce books including: Internet World Guide to One-To-One Web Marketing, Web Catalog Cookbook, and Branding.com. Ms. Kania received a Bachelor of Fine Arts from the University of Massachusetts-North Dartmouth, and a Master of Business Administration from Virginia Tech. Ms. Kania also teaches direct marketing at Florida Atlantic University.

Victor Grillo – Director – Age 67. Mr. Grillo has served as our director since September 2007. Mr. Grillo has been a marketing entrepreneur for over three decades. From the mid-1970s to the late 1980s, Mr. Grillo was involved in marketing and selling personal electronics to major retailers across the United States. Mr. Grillo has experience in the field of direct marketing and develops, markets and sells household products via infomercial television commercials. Mr. Grillo’s has been involved in the direct marketing of television products including: Ginsu Knives, Auri Car Wax, DiDi Seven Spot Remover, Triple Edge Wiper Blades, and Ab Roller. Today, Mr. Grillo continues to create and sell new brands such as the Faraday shake flash light that never needs batteries. Mr. Grillo sold the distribution rights to Rayovac in 2006. Mr. Grillo is experienced in areas including marketing, distribution, brand building, management, and mergers and acquisitions.

Randall N. Paulfus – Director – Age 61. Mr. Paulfus has served as our director since September 2007. He currently serves as the Chief Financial Officer of Ceramic Protection Corporation, a manufacturer of body and vehicle armor which corporation he joined in June 2007. Prior to this, and since February 1999, Mr. Paulfus was a partner in Tatum, LLC, a financial executive services firm. At Tatum, Mr. Paulfus filled a number of roles as a financial consultant and as an Interim Chief Financial Officer for client companies some of which were Securities and Exchange Commission reporting companies. Prior to his service at Tatum, and since May 1997, Mr. Paulfus served as Chief Financial Officer of Advanced Electronic Support Products, Inc., an international manufacturer and distributor of electronic connectivity products.

Dean J. Rosenbach – Director – Age 60. Mr. Rosenbach has served as our director since September 2007. He is a retired board certified civil trial lawyer who practiced law for 26 years in Palm Beach County, Florida. Still a member of the Florida Bar, he has served on the boards of two community banks, Prime Bank, and Palm Beach County Bank, both of which were sold to other institutions. He has served on loan, audit, and executive compensation committees. He also continues to serve on the board of directors and executive committee of the Jewish Federation of Palm Beach County, a major charitable fund raising organization serving Jews while building community in central and northern Palm Beach County. He presently chairs the audit committee of the Jewish Federation.

Classified Board

Our Amended and Restated Articles of Incorporation, in conjunction with our Amended and Restated By-laws, provide that the number of directors constituting the board of directors shall be not less than one (1) nor more than nine (9) with the exact number of directors to be fixed by or in the manner provided in the Amended and Restated By-laws. In accordance with our Amended and Restated Bylaws and pursuant to a resolution of our Board of Directors, commencing upon the election of directors at our 2007 Annual Meeting of Shareholders, our Board was divided into three classes designated Classes I, II and III. At the present time, the Class III board seats will remain vacant until qualified director nominees are identified for service on the Board. The Class I directors elected at our 2007 annual meeting will serve for a one-year term until the 2008 Annual Meeting of Shareholders, and the Class II directors elected at our 2007 annual meeting will serve for a two-year term until the 2009 Annual Meeting of Shareholders, all until their respective successors have been duly elected and qualified or until their resignation or removal.

Director Compensation

As of the date of this Registration Statement, our members of the Board of Directors have not received cash compensation for board service. On September 13, 2007, in consideration of their appointment to the Board of Directors and future services to be provided as directors, we granted to each of Messrs. Grillo, Paulfus and Rosenbach, nonqualified options under our 2007 Stock Incentive Plan to purchase 25,000 shares exercisable at a price of $0.375 per share. These options vest 20% on each of the first, second, third, fourth and fifth anniversaries of the date of grant.

Item 6.

Executive Compensation

Compensation Discussion and Analysis

Compensation Philosophy and Design. Our compensation philosophy is to provide our executive officers listed in the summary compensation table with compensation packages that attract, retain, reward and motivate them. Therefore, our Board of Directors generally construct compensation packages that take into account those of executive officers with similar positions in comparable companies, linking the performance of the Company and individual performance and designed to align the interests of the executive officers with those of our shareholders. Our compensation philosophy is also designed to reinforce a sense of ownership in the Company, urgency with respect to meeting deadlines and overall entrepreneurial spirit and to link rewards to measurable corporate performance metrics.

While the Board of Directors seeks to provide compensation packages that are competitive within our markets and the computer sales industry, in general, it does not utilize an established peer group in our industry and does not set compensation levels based on any predetermined benchmarks for total compensation or any individual element of compensation, except that it conducts salary research on Salary.com which extracts data representing the typical person in a job based on national average information. The compensation data tool Salary.com enables its user to specify a metropolitan region that applies a geographic differential to reflect differences in pay levels in different cities or geographic areas within a given industry.

Certain compensation adjustments are made pursuant to each executive officer’s employment terms established at the time he or she is hired. Messrs. Stern and Livia are the only executive officers with whom we have employment agreements. We established the salary levels included in the employment agreements by utilizing survey data compiled at Salary.com, which includes current compensation data based upon organization size, industry and geographic location. The comparable chief executive officer salary data provided by our Salary.com research was received from other undisclosed retail and wholesale companies within the Fort Lauderdale metropolitan area with greater than 25 full-time employees.

The terms of such employment agreements are described in the “Employment Agreements” section below.

Elements of Compensation. Our compensation packages for executive officers consist of cash salaries, short-term incentive awards in the form of cash bonuses, long-term incentive awards in the form of stock option and restricted stock grants and, to a lesser extent, perquisites.

Salary: Base salaries are set initially upon hire based predominantly on market data provided by us by the compensation data tool Salary.com and are adjusted based on market trends, our overall performance and individual contributions to our performance, as described above. We also take into consideration the scope of our officers’ respective responsibilities. With respect to adjustments in base salary we also take into account market data provided by the service Salary.com, but are also weighted toward individual performance, experience, time in a specific position and overall service to the Company. In reviewing base salaries, we also consider several other factors, including cost of living increases, and levels of responsibility.

Short-term Incentives: Our executive officers may receive short-term incentive awards in the form of cash bonuses. This incentive compensation may be based on Company-wide financial and operational performance, consistent with our emphasis on maintaining a pay-for-performance incentive program. With respect to Company-based performance goals, we believe that a measure based on a percentage of EBITDA is an appropriate measure of our performance.

Long-term Incentives: Executive officers may be granted stock options and other awards to purchase our common stock under our 2007 Stock Incentive Plan, typically with time vesting requirements, as a way to align the interests of the executive officers with those of our shareholders. We believe that long-term Company performance is aided by a culture that encourages superior performance by our executive officers, and that equity awards encourage and will appropriately reward such superior performance.

Perquisites: Messrs. Stern and Livia are the only executive officers who receive perquisites as part of their compensation packages, more fully described in the “Employment Agreements” section below. The costs of these benefits constitute only a small portion of their total compensation. Some of these perquisites include an automobile allowance, including gasoline, automobile insurance, and family gym memberships.

Business Performance Metrics.

We have established one business performance indicator applicable to our Co-Chief Executive Officers. The initial business performance metric we have established is the achievement of $1.00 of EBITDA. We believe EBITDA captures the significant aspects of the business and allows us to link the interest of our stockholders and employees.

2006 Compensation

In 2006, Messrs. Stern and Livia received raises of 8.33% and 16.88%, respectively. In approving the 2006 salary levels, the Board of Directors considered our 2005 performance in light of the goals established by the Board at the beginning of fiscal 2005. As in the past, the plan included general financial goals relating to earnings and cash flow, asset growth, loan growth and credit quality. Salary increases were not conditioned upon specific financial achievements, but because we met our financial expectations for 2005, the salaries for 2006 for all named executive officers were increased. Our 2005 increases were 0% and 1.28%, respectively. We review and periodically increase salaries to remain competitive with salaries of other executive officers in our industry.

2006 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Non Equity Incentive Plan Compen- sation ($)	All Other Compensation ($) (1)	Total ($)
Gary Stern, Chairman, Chairman and Co-Chief Executive Officer (2)	2006	171,600	—	1,095	172,695
Thomas M. Livia, President, Co-Chief Executive Officer and President	2006	164,100	—	16,665	180,765
Michael Labinski, Chief Financial Officer (3)	2006	—	—	—	—
Deborah Kania, Senior Vice President and General Manager (4)	2006	17,500	—	32,000	49,500

———————

(1)

“All Other Compensation” consists of the following: (i) for Mr. Livia only, the use of an automobile; and (ii) with respect to Messrs. Stern and Livia, life insurance premiums paid by us.

(2)

Since 1995, Mr. Stern served as our President; he resigned from this position in 2006 and currently serves as Chairman of our Board of Directors and Co-Chief Executive Officer.

(3)

Mr. Labinski commenced his employment with us as Chief Financial Officer in May 2007.

(4)

Ms. Kania commenced her employment with us as a Senior Vice President and General Manager in November 2006. She previously provided consulting services to us from time to time prior to November 2006 for which she was paid an aggregate of $32,000 in consulting fees.

Compensation for Messrs. Stern and Livia is set according to the terms of their employment respective agreements, more fully described in the “Employment Agreements” section below.

Narrative Disclosure to the Summary Compensation Table With Our Named Executive Officers

Employment Agreements

Pursuant to the terms of their employment agreements, Messrs. Stern and Livia serve as our Chairman and President, respectively, and Co-Chief Executive Officers, for an initial five-year period commencing on the employment agreement effective date. The term of each agreement automatically renews for successive two-year terms, unless we or Messrs. Stern or Livia, respectively, terminates by giving written notice to the other not less than ninety days prior to the end of the then current term, in which case the employment agreement terminates as of the last day of such employment period. Mr. Stern’s agreement becomes effective as of September 8, 2007. Mr. Livia’s agreement was effective as of May 14, 2007.

Pursuant to their respective employment agreements, Messrs. Stern and Livia each receive (i) a salary of not less than $214,500 per year; (ii) any increases granted by the Board of Directors from time to time; (iii) a bonus equal to 8% of EBITDA, provided that such bonus shall not exceed $200,000 in any year, paid within thirty days of each anniversary of the employment agreement; (iv) a car allowance equal to $1,400 per month, which amount shall increase by $100 per month on each two year anniversary of employment; (v) reimbursement of necessary and reasonable travel and other work-related expenses, including reimbursement of first class hotel accommodations and first class air travel for any flight that is greater than two hours in duration; (vi) four weeks of vacation; and (vii) participation in any benefit programs generally available to our senior executives including, but not limited to, insurance, health, medical, 401(k) and employee stock incentive programs.

Each agreement contains a confidentiality provision, non-competition covenant and a non-solicitation covenant which restricts each officer’s activities during the term of the Agreement and for a period of twelve months thereafter, except the later two covenants discontinue once we fulfill our obligations pursuant to the employment agreement in the event of termination without cause by us or termination for good reason by Messrs. Stern or Livia.

Post-Termination Payments

Messrs. Stern and Livia are each entitled to receive certain payments upon termination of his employment depending on the triggering termination event, as described in the “Employment Agreements” section above. The following is a description of the triggering events:

Good Reason: Pursuant to the terms of each Messrs. Stern’s and Livia’s employment agreements, each executive shall be deemed to have “good reason” to terminate his employment in the event that: (i) the executive is not retained as our Chairman, with respect to Mr. Stern, and President, with respect to Mr. Livia, even if executive is allowed to continue in our employ; (ii) we materially reduce the executive’s duties and responsibilities hereunder; (iii) the executive is removed from his position as a member of our Board of Directors for any reason other than in connection with the executive’s termination for cause; (iv) we fail to perform or observe any of our material obligations to the executive under the employment agreement including, without limitation, by failing to provide or cause the provision of, any compensation or benefits to the executive that it is obligated to provide hereunder; or (v) if we (A) consummate a merger, consolidation, sale of all or substantially all of our assets, or enter into a business combination whereby, following such transaction, we are not the surviving corporation, (B) enter into a transaction or series of transactions with a person, group or entity resulting in the acquisition of fifty percent or more of the then outstanding shares of our common stock (or any other securities with voting rights attached thereto), (C) effect a change in the majority of our Board of Directors, or (D) enter into any recapitalization or similar transaction resulting in a change in fifty percent or more of our common stock (or any other securities with voting rights attached thereto).

Incapacity: Pursuant to the terms of each Messrs. Stern’s and Livia’s employment agreements, the term “incapacity” with respect to each executive means such executive’s inability to perform his duties and obligations pursuant to the employment agreement on account of illness or other impairment for six consecutive months or such longer period as proscribed by applicable law.

Death: Pursuant to the terms of each Messrs. Stern’s and Livia’s employment agreements, the term “incapacity” with respect to each executive shall mean such executive’s inability to perform his duties and obligations pursuant to the employment agreement on account of illness or other impairment for six consecutive months or such longer period as proscribed by applicable law.

If either of Messrs. Stern or Livia’s employment is terminated, he is entitled to receive the following payment pursuant to the terms of his respective employment agreement, depending on the triggering event of his employment termination:

(i)

termination for cause—the executive shall be entitled to receive: (A) the base salary owing to the executive through the date of termination and (B) any business expenses which were properly reimbursable to the executive pursuant to the employment agreement through the date of termination;

(ii)

termination without cause or for good reason—the executive shall be entitled to receive (A) base salary owing to the executive through date of termination plus base salary for the remaining term of the employment agreement plus the subsequent two-year period; (B) any business expenses which were properly reimbursable to the executive pursuant to the employment agreement through the date of termination; (C) for the two-year period subsequent to termination, the health, medical insurance and other benefits which are provided to the executive in the employment agreement; and (D) any stock options granted by us to the executive which have not vested or are not yet exercisable shall automatically vest and become immediately exercisable by the executive commencing on the date of termination and for a period of five years following the date of termination;

(iii)

termination for incapacity—the executive or the executive’s legal representative, as the case may be, shall be entitled to receive (A) the base salary owing to the executive through the date the executive receives written notice from us of his termination due to incapacity plus base salary for the remaining term of the employment agreement plus the subsequent two-year period and (B) any business expenses which were properly reimbursable to the executive pursuant to the employment agreement through the date of termination; or

(iv)

termination for death—the executive’s estate or legal representative, as the case may be, shall be entitled to receive (A) the base salary owing to the executive hereunder through the date of death plus base salary for the remaining term of the employment agreement plus the subsequent one-year period and (B) any business expenses which were properly reimbursable to the executive pursuant to the employment agreement through the date of termination.

The following tables set forth the estimated payments to Messrs. Stern and Livia pursuant to the termination scenarios indicated above. All estimated payments reflected in the table below assume termination on September 30, 2007, and are payable as lump sums unless otherwise noted.

Potential Termination Payments to Mr. Stern

Termination Scenario	Cash Severance	Incentives	Benefits Continuation	Other
Change of Control	$1,489,159	$0	$86,574	$0
Involuntary With Cause	$0	$0	$0	$0
Involuntary Without Cause and Voluntary with Good Reason	$1,489,159	$0	$86,574	$0
Death	$0	$0	$0	$1,274,659
Incapacity	$1,489,159	$0	$0	$0

Potential Termination Payments to Mr. Livia

Termination Scenario	Cash Severance	Incentives	Benefits Continuation	Other
Change of Control	$1,420,989	$0	$147,333	$0
Involuntary With Cause	$0	$0	$0	$0
Involuntary Without Cause and Voluntary with Good Reason	$1,420,989	$0	$147,333	$0
Death	$0	$0	$0	$1,206,489
Incapacity	$1,420,989	$0	$0	$0

Compensation Committee Interlocks and Insider Participation

We currently do not have a compensation committee of our Board of Directors. Messrs. Stern and Livia, who each serve as our executive officers, participated in deliberations concerning all executive officer compensation for our management.

2007 Stock Incentive Plan

The 2007 Stock Incentive Plan (“2007 Plan”) was approved by our Board of Directors on July 12, 2007 and by our stockholders at our 2007 annual meeting of stockholders held on September 12, 2007. The purpose of the 2007 Plan is to provide an additional incentive in the form of stock options (both incentive and nonqualified stock options), restricted stock and restricted stock units to selected persons providing services to the Company and/or any 50% or greater owned subsidiary of the Company. Awards under the 2007 Plan may be granted singly, in combination, or in tandem. Subject to anti-dilution adjustments as provided in the 2007 Plan a total of 4,000,000 shares of common stock will be available for distribution pursuant to the 2007 Plan.

Awards under the 2007 Plan may be granted to employees, directors, consultants or independent contractors. However, only employees of the Company and its subsidiaries will be eligible to receive options that are designated as incentive stock options.

With respect to options granted under the 2007 Plan, the exercise price of options designated as incentive stock options must be at least 100% (110% in the case of an incentive stock option granted to a ten percent stockholder within the meaning of Section 422(b)(6) of the Internal Revenue Code of 1986) of the fair market value of the common stock subject to the award, determined as of the date of grant. The exercise price of nonqualified options will be set by the Board committee administering the 2007 plan. Restricted stock awards and awards of restricted stock units are awarded subject to the satisfaction of the terms and conditions established by the administrator. In general, awards that do not require exercise may be made in exchange for such lawful consideration, including services, as determined by the administrator.

Item 7.

Certain Relationships and Related Transactions, and Director Independence

Loan Agreement. During 2004, Thomas M. Livia’s mother, Concetta G. Livia, loaned us $100,000 in connection with a participating loan transaction by a group of individual lenders. The aggregate amount of the lending group’s loan to us is evidenced by an unsecured promissory note, dated August 2, 2004, which was later amended and superseded by a substituted and modified promissory note dated July 2005, in the aggregate principal amount of $500,000 (the “Note”). The Note bears interest at a rate of 15% per annum and payments of interest only at a rate of 10% per annum are due quarterly. The remaining 5% per annum of interest is accrued and added to the principal balance of the Note. The principal and unpaid interest was due in full on August 1, 2007 and was repaid on that date. Ms. Livia’s $100,000 in principal and accrued interest was repaid on May 9, 2007 pursuant to a Satisfaction of Obligations agreement whereby $300,000 in principal amount of the Note was repaid to certain other participating investors under the Note at that time. As part of the loan repayment and at Ms. Livia’s election, we issued to Ms. Livia 20,478 shares of our common stock, valued at a price of $0.82 per share, in lieu of our payment of pro rata accrued interest under the Note in the amount of $16,791.76.

Officer Loans. During the years 1995 to 2007 we extended loans to members of our senior management, Thomas M. Livia and Gary Stern, for miscellaneous purposes for a total amount of $15,035 outstanding at December 31, 2006. No interest was charged on the loans. All monies due under the loans in the amount of $17,011 were repaid in full on June 15, 2007.

We do not currently have any formal written policies or procedures for the review, approval, or ratification of any related party transaction. The Company believes that the terms of its related party transactions were as favorable to the Company as transactions that involve unrelated third parties.

Independence of Members of the Board of Directors. Our two directors, Messrs. Stern and Livia, are employed by us and are therefore not independent under any definition of independence of a national securities exchange or of an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. We have not previously registered shares of common stock under the Securities Act or the Exchange Act. Furthermore, shares of our common stock are not currently listed on any national securities exchange or inter-dealer quotation system which has requirements that a majority of the board of directors be independent. We, therefore, have not in the past been governed by specific corporate governance guidelines or rules imposing independence requirements on the composition of the Board of Directors and its committees. We may initiate the quotation of the common stock on the Over-the-Counter Bulletin Board in connection with the filing of this Registration Statement. If we initiate quotation of our securities on the Over-the-Counter Bulletin Board or a national securities exchange, we will, at that time, reevaluate our Board of Directors independence and Board committee composition in light of applicable corporate governance guidelines and rules and corporate best practices.

Item 8.

Legal Proceedings

During March 2007, we received notice from the Occupational Safety and Health Administration (“OSHA”) of the U.S. Department of Labor that a complaint had been filed against us by our former financial controller following his termination by us. The former employee alleged that the termination of his employment was an illegal retaliatory action pursuant to the provisions of Section 806 of the Sarbanes-Oxley Act of 2002. On October 2, 2007, we received written indication from OSHA that OSHA is terminating the matter at the investigative stage. The former employee has the right to appeal the decision.

On August 16, 2007, we filed an action against three of our former employees and a Florida corporation established by such employees in the Circuit Court of the Seventeenth Judicial Circuit in and for Broward County, Florida for certain claims including breach of contract, breach of fiduciary duty, misappropriation, tortious interference with business relationships, civil conspiracy and violations of the Florida Uniform Trade Secrets Act and also requested a permanent injunction enjoining the employees from their continued alleged wrongful conduct. We asserted in the complaint that certain former employees conspired to resign from the Company and then began to directly compete with us in the same territories and for the same customers by incorporating, selling products and recruiting employees for a direct competitor of ours. On September 6, 2007, the defendants filed a counterclaim against us alleging that we breached the employment contracts of two of the defendants and tortiously interferred with certain of the defendants business relationships. We intend to vigorously defend against the counterclaims. Management is unable to determine the outcome of the lawsuit at this time, or estimate the probability of prevailing in connection with the request for an injunction or on the merits of these claims.

We are involved in other litigation from time to time in the ordinary course of our business. We believe the ultimate resolution of these matters will not have a material effect on our financial position or results of operations or cash flows.

Item 9.

Market Price of and Dividends on Registrant’s Common Equity and Related Stockholder Matters

Our common stock is not currently registered under the Securities Act or the Exchange Act. The common stock is quoted on the Pink Sheets, LLC automated electronic quotation service under the symbol “PCUV.PK.” The following table sets forth the range of the high and low bid information for our common stock for each quarter since our common stock has been quoted on the Pink Sheets, LLC following the Share Exchange. The quotations reflect inter-dealer quotations, without retail markup, markdown or commission and may not represent actual transactions.

	High	Low
2007
First Quarter	$1.15	$0.20
Second Quarter	$1.45	$0.57
2006
Third Quarter	$1.62	$0.26
Fourth Quarter	$0.58	$0.20

As of September 4, 2007, there were 38,462,480 shares of our common stock outstanding held by approximately 343 shareholders of record. This number does not include beneficial owners of common stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries.

We have paid dividends on our common stock in the past when we were a Subchapter-S corporation, but do not anticipate paying dividends on our common stock in the foreseeable future. We anticipate that we will retain future earnings, if any, to fund the development and growth of our business. Consequently, we do not anticipate paying cash dividends on the common stock in the foreseeable future.

As of November 15, 2007, 1,667,500 shares of our common stock were subject to outstanding options to purchase common stock, and 333,333 shares of common stock are reserved for issuance upon exercise of a warrant issued to our Selling Agent (as defined in Item 10). A total of 3,373,366 shares of our common stock are eligible for resale under Rule 144(k) promulgated under the Securities Act.

Item 10.

Recent Sales of Unregistered Securities

In the three years preceding the filing of this Registration Statement, we have issued the securities set forth below that were not registered under the Securities Act.

The equity transactions listed below were exempt from registration pursuant to Rule 701 and/or Section 4(2) and Rule 506 promulgated under the Securities Act. All of the transactions involved sales of shares of our common stock or warrants to investors meeting the SEC’s definition of “accredited investor” set forth in Rule 501 under the Securities Act. In connection with a private placement of common stock during April and May 2007 (the “Private Placement”), we entered into a Selling Agent Agreement (“Selling Agreement”) with Sierra Equity Group, Ltd. (“Sierra” or Selling Agent”), whereby we paid commissions to Sierra of 10% of the aggregate gross proceeds from securities sold by Sierra in the Private Placement and 3% for non-accountable expenses on the gross proceeds of each raise, for aggregate compensation of $327,500.

The securities are “restricted securities” within the meaning of Rule 144(a)(3) of the Securities Act. A legend was placed on the certificates representing the securities providing that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom.

Date	Purchaser	Price	No. of Shares of Common Stock	Proceeds
June 2006	A sophisticated investor providing broker/finder fee services which individual was provided access to Company management and information	$.001	2,146,334	—
June 2006	A sophisticated investor which was provided access to Company management and information	As merger consideration in the Share Exchange	1,227,032	—
July 2006	A sophisticated investor providing consulting services which investor was provided access to Company management and information	$0.80	6,250	$5,000 (stock issued in lieu of payment for consulting fees owed by the Company in the amount of $5,000)
August 2006	An accredited investor	$0.50	180,000	$90,000
October 2006	A sophisticated investor providing consulting services which investor was provided access to Company management and information	$250	100,000	—
April-May 2007	An accredited investor under the Private Placement	$0.75	3,333,334	$2,500,000
April 2007	An accredited investor providing consulting services	$0.50	5,000	—
May 2007	Selling Agent	For Selling Agent services under the Selling Agreement	1,400,000	—
May 2007	Selling Agent	For Selling Agent services under the Selling Agreement	Warrant to Purchase 333,333 shares of Common Stock	—
May 2007	Various accredited investors	$0.82	51,196	$41,979.41 (Discharge of accrued and unpaid interest in the amount of debt obligations under the Substituted and Modified Promissory Note)
June 2007	Various accredited investors	$0.75	60,000	$45,000

Date	Purchaser	Price	No. of Shares of Common Stock	Proceeds
September 2007	Three directors of the Company	For their appointment to the Board of Directors and future services to be provided to the Board	Non-qualified options granted under the Company’s 2007 Stock Incentive Plan to purchase an aggregate of 75,000 shares of Common Stock at a price of $0.375	—
September 2007	Two executive officers of the Company	For past and future services to be provided to the Company	Incentive stock options granted under the Company’s 2007 Stock Incentive Plan to purchase an aggregate of 600,000 shares of Common Stock at a price of $0.375	—
September 2007	Sixteen (16) employees of the Company	For past and future services to be provided to the Company	Incentive stock options granted under the Company’s 2007 Stock Incentive Plan to purchase an aggregate of 992,500 shares of Common Stock at a price of $0.375	—
September 2007	Two directors of the Company	For services to the Board of Directors	12,000	—
November 2007	A director of the Company	For services to the Board of Directors	7,500

Item 11.

Description of Registrant’s Securities to be Registered

We have authorized 200,000,000 shares of common stock, par value $0.001 per share, and 20,000,000 shares of preferred stock, par value $0.001 per share. As of November 15, 2007, there were 36,435,646 shares of common stock issued and outstanding and no shares of preferred stock outstanding. Except as set forth below, there are no outstanding contracts, warrants, rights or options to acquire shares of common stock as of the date of this Registration Statement.

Dividends

Our Board of Directors does not believe it will pay dividends on our common stock in the foreseeable future. Our Board of Directors, however, may consider the payment of dividends on our common stock and the amount of such dividends, if any, will be determined in light of our earnings and financial needs and other relevant factors. The amount of dividends, if any, to be paid by us will be limited by our debt service requirements, if any.

Rights of Common Shareholders

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Cumulative voting for the election or removal of directors is not permitted. The shares of common stock constitute the only class of our securities entitled to vote at this time. Shareholders do not have preemptive rights with respect to the issuance of additional shares of our common stock. The holders of our common stock are entitled to share ratably in all dividends when and as declared by the Board of Directors and in all assets available for distribution to shareholders upon liquidation. There are no redemption provisions, or sinking fund provisions with respect to our common stock. There are no restrictions on the repurchase or redemption of the shares of our common stock other than under the provisions Nevada corporate law, which, except for certain limited exceptions, prohibits such repurchase when the net assets of a corporation are or would be reduced below its stated capital.

Classified Board

In accordance with our Amended and Restated Bylaws and pursuant to a resolution of our Board of Directors, our Board will be divided into three classes designated Classes I, II and III at such time as qualified director candidates are identified, appointed and/or elected. We have currently identified candidates who have been nominated to fill the Class I and Class II board seats to be elected at our 2007 Annual Meeting of Shareholders. At the present time, the Class III board seats will remain vacant until qualified director nominees are identified for service on the Board. The Class I director candidates nominated for election at the annual meeting will serve for a one-year term until the 2008 Annual Meeting of Shareholders, and the Class II director candidates nominated for election at the annual meeting will serve for a two-year term until the 2009 Annual Meeting of Shareholders, all until their respective successors have been duly elected and qualified or until their resignation or removal.

Rights of Preferred Stockholders

No class or series of preferred stock has been designated. Our preferred stock may be issued on one or more series. Our Board of Directors is vested with the authority to determine and state the designations and preferences, limitations, relative rights and voting rights, if any, of each series by the adoption and filing in accordance with the Nevada Revised Statutes, before the issuance of any shares of such series, of an amendment or amendments to the Amended and Restated Articles of Incorporation determining the terms of such series, which amendment need not be approved by the shareholders or the holders of any class of series of shares except as provided by law.

Warrants

In connection with the Private Placement, we granted the Selling Agent and its assigns five-year warrants to purchase 333,333 shares of common stock at an exercise price of $0.75. The warrant exercise price is subject to adjustments for stock splits, stock dividends, mergers, reorganizations and asset sales. In addition, the warrants contain cashless exercise provisions providing that payment of the exercise price may be made by surrendering to us that number of shares of common stock having a fair market value equal to the exercise price.

Registration Rights

On April 5, 2007, we granted to a stockholder, Paul Harary, certain “piggyback” registration rights with respect to 1,000,000 shares of Common Stock whereby we agreed to provide prior written notice to the stockholder of our intention to file a registration statement with the SEC and upon the request of the stockholder to include those registrable shares in such registration statement.

In connection with the Private Placement, we granted the Selling Agent and Private Placement purchaser certain “piggyback” registration rights with respect to 5,066,667 shares of our Common Stock, of which 333,333 shares are underlying warrants, whereby we are required to provide prior written notice to the Selling Agent and purchaser of our intention to file a registration statement under the Securities Act and upon the request of the Selling Agent and the purchaser to include those registrable shares in such registration statement, subject to certain conditions.

Anti-takeover Effects of our Articles of Incorporation and Bylaws

Anti-Takeover Provisions. Nevada law provides that any agreement providing for the merger or consolidation for sale of all or substantially all of the assets of a corporation be approved by the owners of at least the majority of the outstanding shares of that corporation, unless a different vote is provided for in our Articles of Incorporation, as amended. Our Articles of Incorporation do not provide for a super majority voting requirement in order to approve any such transactions. Nevada law also gives appraisal rights for certain types of mergers, plans of reorganization, or exchanges or sales of all or substantially all of the assets of a corporation. Under Nevada law, a shareholder does not have the right to dissent with respect to

(a)

a sale of assets or reorganization, or

(b)

any plan of merger or any plan of exchange, if

(i)

the shares held by the shareholder are part of a class of shares which are listed on a national securities exchange included in the national market system by the NASD, or are held of record by not less than 2,000 shareholders, and

(ii)

the shareholder is not required to accept for his shares any consideration other than shares of a corporation that, immediately after the effective time of the merger or exchange, will be part of a class of shares which are listed on a national securities exchange included in the national market system by the NASD, or are held of record by not less than 2,000 holders.

Control Share Acquisition Provision. Under Nevada law, when a person has acquired or offers to acquire one fifth, one third, or a majority of the stock of a corporation, a shareholders’ meeting must be held after delivery of an “offeror’s” statement, at the offeror’s expense, so that the shareholders of the corporation can vote on whether the owner(s) of the shares proposed to be acquired (the “control shares”) can exercise voting rights. Except as otherwise provided in a corporation’s Articles of Incorporation, the approval of the owner(s) of a majority of the outstanding stock not held by the offerors is required so that the stock held by the offerors will have voting rights. The control share acquisition provisions are applicable to any acquisition of a controlling interest, unless the articles of incorporation or by laws of a corporation in effect on the tenth day following the acquisition of a controlling interest by an acquiring person provide that the control share acquisition provisions do not apply. We have not elected out of the control share acquisition provisions of Nevada law.

Combination Moratorium Provision. Nevada law provides that a corporation may not engage in any “combinations,” which is broadly defined to include mergers, sales and leases of assets, issuances of securities, and similar transactions with an “interested shareholder” (which is defined as the beneficial owner of 10% or more of the voting power of the corporation) and certain affiliates or their associates for three years after an interested certain affiliates of their associates for three years after an interested shareholder’s date of acquiring the shares, unless the combination or the purchase of the shares by the interested shareholder is approved by the Board of Directors by the date the interested shareholder acquires the shares. After the initial three year period, any combination must still be approved by majority of the voting power not beneficially owned by the interested shareholder or the interested shareholders, affiliates or associates, unless the aggregate amount of cash and the market value of the consideration other than cash that could be received by shareholders as a result of the combination is at least equal to the highest of:

(a)

the highest bid per share of each class or series of shares, including the common shares, on the date of the announcement of the combination or on the date the interested shareholder acquired the shares; or

(b)

for holders of preferred stock, the highest liquidation value of the preferred stock.

Our Amended and Restated Articles of Incorporation provide that at such time, if any, as we become a “resident domestic corporation” as that term is defined in the Nevada Revised Statutes 78.427, we are not subject to, or governed by, any of the provisions in the interested shareholder statutes as may be amended from time to time, or any successor statute.

Other Provisions. Under Nevada law, the selection of a period for achieving corporate goals is the responsibility of the directors. In addition, the directors and officers, in exercising their respective powers with a view to the interests of the corporation, may consider:

(i)

the interests of the corporation’s employees, suppliers, creditors, and customers,

(ii)

the economy of the state and the nation,

(iii)

the interests of the economy and of society, and

(iv)

the long term, as well as short term, interests of the corporation and its shareholders, including the possibility that those interests may be best served by the continued independence of the corporation.

Under Nevada law, directors also may resist any change or potential change of control of the corporation if the directors, by majority vote of a quorum, determine that a change or potential change is opposed to or not in the best interests of the corporation “upon consideration of the interest of the corporation’s shareholders,” or for one of the other reasons described above. The directors may also take action to protect the interests of the corporations’ shareholders by adopting or executing plans that deny rights, privileges, powers, or authority to a holder of a specific number of shares or percentage of share ownership or voting power.

Item 12.

Indemnification of Directors and Officers

We are incorporated in Nevada. Under Section 78.7502 of the Nevada Revised Statutes, a Nevada corporation has the power to indemnify its directors, officers, employees and agents from expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, in which such person is involved by reason of the fact such person was or are one of our directors, officers, employees or agents, provided that such person acted in good faith and in a manner that such person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. Such person may not be indemnified if the person has been adjudged liable to the corporation in the performance of such person’s duties to the corporation, unless the court in which such action or suit was brought or another court of competent jurisdiction, after exhaustion of all appeals therefrom, except for when a judgment of ouster is rendered, violation of Nevada securities laws, or unauthorized use or investment of our funds, determines that, in view of the circumstances of the case, such person is fairly and reasonably entitled to indemnity. To the extent that such person has been successful on the merits or otherwise in defense of any proceeding, the Nevada Revised Statutes of the State of Nevada provides that such person shall be indemnified against expenses (including attorneys’ fees) reasonably and actually incurred. Our Amended and Restated Articles of Incorporation and the Amended and Restated Bylaws provide for indemnification of directors and officers to the fullest extent permitted by the Nevada Revised Statutes of the State of Nevada.

Section 78.138 provides that the individual liability of a director to the corporation or its shareholders for damages for any act or failure to act in his capacity as a director or officer unless it is proven that he breached his fiduciary duties and the breach of those duties involved international misconduct, fraud, or knowing violation of the law.

The foregoing represents a summary of the general effect of the indemnification provisions of the Nevada Revised Statutes, our Amended and Restated Articles of Incorporation, and our Amended and Restated Bylaws.

Item 13.

Financial Statements and Supplementary Data

The financial statements required to be included in this Registration Statement appear at the end of the Registration Statement beginning on page F-1.

Item 14.

Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 15.

Financial Statements and Exhibits

(a)

The financial statements required to be included in this Registration Statement appear at the end of the Registration Statement beginning on page F-1.

(b)

See the Exhibit Index below

Index to Exhibits

Exhibit Number	Description
2.1	Agreement and Plan of Merger by and among The Poker TV Network, Inc., representatives of The Poker TV Network, Inc., PC Universe, Inc., Gary Stern and Thomas M. Livia, dated June 1, 2006.
2.2	Articles of Merger of PC Universe, Inc. and The Poker TV Network, Inc. as filed with the Secretary of State of the State of Florida on June 29, 2006.
2.3	Articles of Merger of PC Universe, Inc. and The Poker TV Network, Inc. as filed with the Secretary of State of the State of Nevada on June 14, 2006.
3.1	Amended and Restated Articles of Incorporation of PC Universe, Inc. as filed with the Secretary of State of the State of Nevada on June 14, 2006.
3.2	Amendment to Amended and Restated Articles of Incorporation of PC Universe, Inc. as filed with the Secretary of State of the State of Nevada on June 21, 2006.
3.3	Amended and Restated Bylaws of PC Universe, Inc.
4.1	2007 Stock Incentive Plan approved at the 2007 Annual Meeting of Stockholders.
4.2	Form of Subscription Agreement to Purchase Common Stock of PC Universe, Inc. in connection with Private Placement.
4.3	Form of Warrant issued to Sierra Equity Group, Ltd. and its assigns in connection with Private Placement.
10.1	Employment Agreement by and between PC Universe, Inc. and Thomas M. Livia, dated May 14, 2007.
10.2	Employment Agreement by and between PC Universe, Inc. and Gary Stern, dated September 8, 2007.
10.3	Selling Agreement by and between PC Universe, Inc. and Sierra Equity Group, Ltd., dated March 27, 2007.
10.4	Letter Amendment to Selling Agreement by and between PC Universe, Inc. and Sierra Equity Group, Ltd., dated April 2, 2007.
10.5	Industrial Lease Agreement, dated as of May 11, 2001, by and between Teachers Insurance and Anuity Association of America, and PC Universe, Inc.
10.6	First Amendment to Industrial Lease Agreement, dated as of October 30, 2006, by and between Teachers Insurance and Anuity Association of America, and PC Universe, Inc.
10.7	Business Loan Agreement, dated August 2, 2004, in the principal amount of $500,000, executed by PC Universe, Inc., a Florida corporation, in favor of Gary S. Sylvan, Nominee.
10.8	Substituted and Modified Promissory Note, dated September 19, 2005, in the principal amount of $500,000, executed by PC Universe, Inc., a Florida corporation, in favor of Gary S. Sylvan, Nominee.
10.9	Commercial Security Agreement, dated as of August 2, 2004, by PC Universe, Inc. to and for the benefit of Gary S. Sylvan, Nominee
10.10	Amazon.com Merchant Partner Agreement ++
10.11	Registration Rights Letter Agreement addressed to Paul Harary, dated April 5, 2007
10.12	Stock Purchase Agreement by and between PC Universe, Inc. and Paul Harary, dated November 6, 2007
10.13	Agreement for Wholesale Financing by and between PC Universe, Inc. and IBM Credit LLC, dated October 22, 2007
24	Power of Attorney*

———————

++

Confidential Treatment of certain redacted portions of agreement has been requested.

*

Filed herewith (all other exhibits were previously filed as exhibits to the Company’s registration statement on Form 10 filed with the Securities and Exchange Commission on September 11, 2007, as amended on November 16, 2007, and are incorporated herein by reference).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PC UNIVERSE, INC.

Date: January 3, 2008
	By:	/s/ THOMAS M. LIVIA
As Attorney-in-Fact for Gary Stern, Chairman and Co-Chief Executive Officer

Date: January 3, 2008
	By:	/s/ THOMAS M. LIVIA
Thomas M. Livia, President and Co-Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

PC Universe, Inc.

We have audited the accompanying balance sheets of PC Universe, Inc. as of December 31, 2006 and 2005, and the related statements of operations, stockholders’ equity and cash flows for the three years in the period ended on December 31, 2006. We have also audited the schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PC Universe, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the three years in the period ended on December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Reznick Group, P.C.

Skokie, Illinois

August 6, 2007

P C Universe, Inc.

BALANCE SHEET

December 31, 2006 and 2005

	2006	2005
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$926,199	$395,589
Accounts receivable
(net of allowance for doubtful accounts of $0 and $15,000 for 2006 and 2005, respectively).
	3,612,634	2,744,997
Due from officers	15,035	16,947
Employee advances	7,958	17,425
Other receivables	20,271	24,533
Inventory	706,543	494,690
Prepaid expenses and deposits	90,231	58,358
Deferred income taxes	6,403	—
Total current assets	5,385,274	3,752,539
FIXED ASSETS
Property and equipment	757,426	541,627
Less: Accumulated depreciation	(367,387)	(301,061)
Total fixed assets	390,039	240,566
Total assets	$5,775,313	$3,993,105

LIABILITIES AND STOCKHOLDER’S EQUITY

CURRENT LIABILITIES
Current maturities of long-term debt	$588,796	$10,946
Accounts payable	1,907,224	820,700
Line of credit	2,538,990	2,142,359
Accrued expenses	134,931	44,869
Customer deposits	188,228	151,953
Total current liabilities	5,358,169	3,170,827
LONG-TERM DEBT
Long-term debt	66,068	578,799
DEFERRED INCOME TAXES	52,710	—
Total liabilities	5,476,947	3,749,626
STOCKHOLDERS’ EQUITY
Preferred stock, par value $.001 per share, 20,000,000 shares authorized, and no shares issued and outstanding
	—	—
Common stock, par value $.001 per share, 200,000,000 shares authorized, issued and outstanding 33,612,950 and 29,953,334 shares, respectively

	33,613	26,888
Additional paid-in capital	200,387	84,112
Retained earnings	64,366	132,479
Total stockholders’ equity	298,366	243,479
Total liabilities and stockholders’ equity	$5,775,313	$3,993,105

See notes to financial statements

PC Universe, Inc.

STATEMENTS OF OPERATIONS

Years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Net sales and services	$26,555,658	$25,214,384	$29,984,615

Cost of sales and services	22,889,196	22,045,350	26,188,739

Gross profit	3,666,462	3,169,034	3,795,876

Selling and advertising expenses	1,867,443	1,886,174	1,708,527
Provision for doubtful accounts	31,287	18,531	20,204
General and administrative expenses	1,725,196	1,536,314	1,900,241

Income (loss) from operations	42,536	(271,985)	166,904

Other income (expenses)
Interest expense	(94,725)	(95,154)	(72,774)
Miscellaneous income	30,383	59,719	38,656

Total other income (expenses)	(64,342)	(35,435)	(34,118)

Income (loss) before income taxes	(21,806)	(307,420)	132,786

Total provision for income taxes	(46,307)	—	—

NET INCOME (LOSS)	$(68,113)	(307,420)	132,786

Weighted average - number of common shares outstanding
Basic	31,941,164	29,953,334	29,953,334

Diluted	31,941,164	29,953,334	29,953,334

Net income (loss) per common share
Basic	$(0.00)	$(0.01)	$0.00

Diluted	$(0.00)	$(0.01)	$0.00

See notes to financial statements

PC Universe, Inc.

STATEMENT OF STOCKHOLDERS’ EQUITY

Years ended December 31, 2006, 2005 and 2004

	Preferred stock		Common stock		Additional paid-in capital	Retained earnings (accumulated deficit)	Total
	Shares	Amount	Shares	Amount
Balance, January 1, 2004	—	$—	31,180,366	474	$110,526	$329,113	$440,113
Dividends paid	—	—	—	—	—	(22,000)	(22,000)
Net Income (loss)						132,786	132,786

Balance, December 31, 2004	—	$—	31,180,366	$474	$110,526	$439,899	$550,899

Net Income (loss)						(307,420)	(307,420)

Balance, December 31, 2005	—	$—	31,180,366	$474	$110,526	$132,479	$243,479
Net shares issued as a result of the TPTVN reverse merger	—	—	3,373,366	32,853	(32,853)	—	—
Stock issued for services	—	—	106,250	106	32,894	—	33,000
Stock issued	—	—	180,000	180	89,820	—	90,000
Net (loss)	—	—	—	—	—	(68,113)	(68,113)

Balance, December 31, 2006	—	$—	33,612,950	$33,613	$200,387	$64,366	$298,366

See notes to financial statements

PC Universe, Inc.

STATEMENTS OF CASH FLOWS

Years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash flows from operating activities
Net income (loss)	$(68,113)	$(307,420)	$132,786
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities

Depreciation	106,300	95,534	72,365
Allowance for doubtful accounts	31,287	18,531	20,204
Deferred income taxes	46,307	—	—
Interest	32,185	—	—
Stock issued for services	33,000	—	—
(Increase) decrease in operating assets
Accounts receivable	(898,924)	(561,648)	(148,079)
Employee advances	9,467	(3,118)	—
Other receivables	4,262	(8,425)	—
Inventory	(211,853)	(17,562)	(139,750)
Prepaid expenses and deposits	(31,873)	3,366	2,636
Increase (decrease) in operating liabilities
Accounts payable	1,086,524	74,748	(219,208)
Accrued expenses	90,062	19,057	62,626
Customer deposits	36,275	(10,256)	—

Total adjustments	333,019	(389,773)	(349,206)

Net cash provided by operating activities	264,906	(697,193)	(216,420)

Cash flows from investing activities
Purchases of fixed assets	(278,843)	(126,337)	(138,791)
Advances to (from) officers, net	1,912	(13,919)	14,665

Net cash (used in) investing activities	(276,931)	(140,256)	(124,126)

Cash flows from financing activities
Proceeds from issuance of common stock	90,000	—	—
Proceeds from long-term debt	74,654	26,036	569,506
Principal payments on long-term debt	(18,650)	(14,884)	(10,831)
Proceeds (payments) on line of credit, net	396,631	952,679	16,493
Distributions to stockholders	—	—	(22,000)

Net cash provided by (used in) financing activities	542,635	963,831	553,168

NET INCREASE IN CASH AND CASH EQUIVALENTS
	530,610	126,382	212,622

Cash and cash equivalents, beginning	395,589	269,207	56,585

Cash and cash equivalents, ending	$926,199	$395,589	$269,207

Supplemental disclosure of cash flow information:
Cash paid for interest	$112,532	$68,585	$62,363

See notes to financial statements

PC Universe, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006, 2005 and 2004

NOTE 1 - NATURE OF OPERATIONS

PC Universe, Inc. (formerly known as The Poker TV Network, Inc.) was formed under the laws of the State of Nevada and in June 2006, merged with PC Universe, Inc. (the old Company), a Florida corporation. The corporation is a direct marketer of multi brand computers and related technology and services primarily through the Internet throughout the United States.

On June 1, 2006, PC Universe, Inc. (PCU), pursuant to an agreement with The Poker TV Network, Inc. (TPTVN), a publicly traded company, acquired all the outstanding common stock in PCU (reverse merger). In the reverse merger each share of the 200 issued and outstanding shares of common stock of PCU were converted into the right to receive 449,300 shares of TPTVN common stock. As a result of the merger, the former shareholders of PCU received approximately 89.87% ownership of TPTVN. For accounting purposes, pursuant to Financial Statement of Accounting Standards (SFAS) No. 141, “Business Combinations”, the acquisition has been accounted for as a recapitalization of PCU with PCU as the acquirer (reverse acquisition). A reverse acquisition occurs if a company, other than the legal acquirer, is deemed to be the “accounting acquirer” in a business combination effected by the issuance of voting securities. In this regard, PCU is considered the accounting acquirer and TPTVN is considered the accounting target.

Subsequent to the reverse merger, TPTVN changed its name to PC Universe, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company classifies as cash and cash equivalents amounts on deposit in banks and cash invested temporarily in various instruments with maturities of three months or less at time of purchase.

Inventories

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market. Inventories consist entirely of finished goods which are primarily computers and related software and equipment.

Property and Equipment

Equipment, furniture and fixtures, leasehold improvements, automobiles, software, and website costs are recorded at cost. These assets are depreciated over their estimated service lives. Improvements or major renewals that extend the useful life of the property are capitalized, while expenditures for maintenance and repairs are expensed as incurred. Upon disposal of depreciable property, the appropriate property accounts are reduced by related costs and accumulated depreciation. The following table shows estimated useful lives of property and equipment:

Classification	Estimated useful lives

Equipment	5-10 years
Furniture and fixtures	5-7 years
Leasehold improvements	5-7 years
Automobiles	5 years
Software	3-5 years
Website	3-7 years

PC Universe, Inc.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2006, 2005 and 2004

Property and Equipment, net consisted of the following:

	December 31,
	2006	2005

Computer equipment	$238,468	$209,535
Website	269,848	147,948
Motor vehicles	110,134	88,171
Software	57,918	42,823
Office furniture & equipment	46,429	38,321
Leasehold improvements	34,629	14,829
Total cost	757,426	541,627
Less: Accumulated depreciation	(367,387)	(301,061)
Net book value	$390,039	$240,566

Depreciation expense is included in general and administrative expenses which amounted to $106,300, $95,534 and $72,365 for the years ended December 31, 2006, 2005 and 2004, respectively.

Income Taxes

On January 1, 1997, the Company, with the consent of its stockholders, elected to be taxed under the provisions of “Sub-Chapter S” of the Internal Revenue Code. Generally, under those provisions, the Company does not pay corporate income taxes on its taxable income; instead, the stockholders must report their respective share of the Company’s taxable income or loss on their personal individual income tax returns.

The election was terminated in June 2006, due to the merger with a publicly traded company (TPTVN).

The Company provides for income taxes in accordance with the provisions of Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes.” SFAS No. 109 requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the new rate is enacted.

Upon termination of the of the S-corp election, the Company recognized deferred tax assets and liabilities consisting of book value and tax value basis differences in property and equipment, allowance for doubtful accounts and other assets.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest The amount reported is net of an allowance for doubtful accounts. Management’s estimate of the allowance is based on historical collection experience and a review of the current status of accounts receivable. It is reasonably possible that management’s estimate of the allowance will change.

As of December 31, 2006 and 2005, accounts receivable in the amount of $3,612,634 and 2,759,997 were pledged as collateral in connection with the line of credit. See also note 4 - notes payable.

Cost of Sales and Services

Components of cost of sales and services include product costs, inbound and outbound shipping, revenue sharing  fees and service person salaries.

PC Universe, Inc.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2006, 2005 and 2004

Selling and Advertising Expense

Components of selling and advertising expenses include marketing expenses, advertising expenses, salesperson and marketing salaries, commission expense, credit card fees and internet charges.  The Company expenses advertising costs as incurred. Total advertising expenses for the years ended December 31, 2006, 2005 and 2004 amounted to $11,996, $171,497 and $273,824, respectively.

General and Administrative Expense

Components of general and administrative expenses include finance and operations salaries, executive compensation, bad debt expense, rent, professional fees, payroll taxes and benefits, utilities, depreciation expense and non income related taxes and fees.

Revenue Recognition

Revenue is recognized when both the risk of loss and title to the products sold pass to the customer. The majority of the revenue is from tangible products and is recognized on a gross basis. Sales returns are recorded in accordance with the provisions of Statement of Financial Accounting Standard No. 48, "Revenue Recognition When Right of Return Exists". Third party service and extended warranties that are sold (for which the Company is not the primary obligor) are recognized on a net basis in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition" and Emerging Issues Task Force 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent". Accordingly, such revenue is recognized in net sales either at the time of sale or over the contract period, based on the nature of the contract, at the net amount to be retained. Shipping terms dictate that passage of title occurs upon receipt of products by the customer. In accordance with EITF 00-10, "Accounting for Shipping and Handling Fees and Costs", shipping and handling fees are recorded as freight billed to customers includable in net sales and the related freight costs as a cost of sales. Payments received on orders where the risk of loss and title have not passed to the customer are treated as a customer deposit liability.

Revenue is reduced by the dollar value of TechPoints in accordance with EITF 00-22, "Accounting for `Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the future." EITF 00-22 was effective in 2005 and was not considered material to the Company’s Consolidated Financial Statements.

Technical service revenue is recognized as service is completed.  Services revenue is invoiced after the service is produced.

The Company recognizes revenue on a gross basis for drop-shipments from its distributors and vendors, in accordance with EITF 99-19.  The Company recognized revenues on a gross basis for revenue-sharing arrangements and expenses the revenue sharing fees under cost of sales and service.

Stock Based Compensation

On June 1, 2006, the Company adopted Statement of Financial Accounting Standard No. 123R, Share-Based Payment (SFAS 123R). SFAS 123R requires the Company to measure all share based payments to employees, directors and non-employee services using the fair-value-based method and record compensation expense related to these payments in the financial statements. The Company does not have a stock option plan for employees or directors.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of

PC Universe, Inc.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2006, 2005 and 2004

assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Standards

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109 “(“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification interest and penalties, accounting in interim periods, disclosures and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not determined the effect, if any, that the adoption of FIN 48 will have on its financial condition, results of operation or cash flows.

In June 2006, the FASB ratified the consensuses reached on Emerging Issue Task Force (EITF) Issue No. 06-03, "How Sales Tax Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, Gross Versus Net Presentation)." The EITF reached a consensus that presentation of taxes on either a gross or net basis is an accounting policy decision that requires disclosure. EITF 06-03 is effective for the first interim or annual reporting period beginning after December 15, 2006. Amounts collected from members, which under common trade practices are referred to as sales taxes, are and have been recorded on a net basis. The Company has no intention of modifying this accounting policy. Therefore, the adoption of the EITF 06-03 will not have any effect on the financial position, results of operation or cash flows.

In September 2006, the FASB issued Statement 157, “Fair Value Measurements”. This Statement defines fair value and establishes a framework for measuring fair value in a generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. The Statement applies under other accounting pronouncements that require or permit fair value measurements, The FASB had previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities the application of this Statement will change current practice. This Statement is effective for fiscal years beginning after November 15, 2007, and interim periods with those fiscal years. The Company believes the adoption of Statement 157 will not have an impact on its financial condition, results of operations or cash flows.

In September 2006, The Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant qualitative factors are considered, is material. SAB 108 is effective for the Company’s fiscal year ending December 31, 2006. The Company has determined that SAB 108 will not have an effect on its financial condition, results of operation or cash flows for 2006.

In February 2007, the FASB issued Statement No. 159,” The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115” (“FAS 159”). This Statement provides additional guidance and elections in applying the provision of FASB No. 157, “Fair Value Measurements” and defines which financial assets or liabilities are eligible in applying the fair value measurements provisions. This Statement is effective for fiscal years beginning after November 15, 2007, and interim periods with those fiscal years. The Company believes the adoption of the Statement will not have an impact on its financial condition, results of operations or cash flows.

PC Universe, Inc.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2006, 2005 and 2004

NOTE 3 - CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk on cash and cash equivalents.

The Company has a substantial portion of its revenue and trade accounts receivable due from four customers. For the year ended December 31, 2006 the sales generated from those customers represented 36% of sales. For years ended December 31, 2005 and 2004, the sales generated from two customers amounted to 21% and 28%, respectively. For years ended December 31, 2006, 2005 and 2004, the sales generated from Customer A amounted to $4,189,753 and $2,637,964 and $3,853,877 respectively. For years ended December 31, 2006, 2005 and 2004, the sales generated from Customer B amounted to $2,073,838, $2,656,839, and $4,623,485 respectively. The total due from those customers at December 31, 2006, 2005 and 2004 accounted for 82%, 49% and 42% of accounts receivable.

PC Universe, Inc.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2006, 2005 and 2004

NOTE 4 - NOTES PAYABLE

	December 31,
	2006	2005
Note payable - Finance Group, dated August 2, 2004, is held by an independent finance group in the original principal amount of $500,000. The note bears interest at 15% per annum. Payments of interest only at a rate of 10% per annum are due quarterly. The remaining 5% per annum of interest is accrued and added to the principal balance of the note. Principal and unpaid interest is due in full on August 1, 2007. The note is unsecured and was repaid in its entirety during 2007.	$569,283	$540,691

A line of credit, dated September 23, 2003, was originally with Transamerica Commercial Finance Corporation, had an original credit limit of $1,750,000. The original credit limit was increased on August 24, 2004, to $3,250,000. This agreement was then amended on December 12, 2005, which reflected GE Commercial Distribution Finance Corporation (GE), formerly known as Transamerica Commercial Finance Corporation, as the referenced holder. The agreement was amended and updated on November 13, 2006, to reflect the change of entity and merger. The line of credit bears a per annum interest rate at the Prime Rate (which at no time shall be less that 4.25%) plus 1.50%, as defined in the agreement. At December 31, 2006 and 2005, the interest rate was 9.5%.The line of credit is secured by accounts receivable and inventory.

	2,538,990	2,142,359

Additional notes payable include two loans secured by vehicles. The first vehicle loan, dated September 17, 2003, is held by Sherwin Pontiac-GMC Truck, Inc. in the original amount of $20,966. The loan is non-interest bearing and matures September 17, 2008. The second vehicle loan, dated June 2006 is held by BMW Bank of North America in the original amount of $81,848. The loan bears interest at 6.50% per annum. Twenty-three payments of principal and interest are due monthly beginning June 28, 2006, and ending May 28, 2008, with a balloon payment of $59,917.	85,581	42,301

Total	$3,193,854	$2,725,351

The agreement with GE contains financial covenants pertaining to the maintenance of tangible net worth and debt to equity ratio and a 60 day financial reporting requirement. The company did not meet the $750,000 tangible net worth, the 5 : 1 debt to equity ratio and the 60 day financial reporting requirement. GE has waived the compliance with the above covenants provided the financial reporting requirement is met by September 30, 2007.

Aggregate maturities of long-term debt are as follows:

2007	$3,127,786
2008	66,068
2009	—
2010	—
2011	—
Thereafter	—

Total	$3,193,854

PC Universe, Inc.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2006, 2005 and 2004

NOTE 5 - OPERATING LEASE COSTS

The Company is obligated under a long-term lease commitment on the building used for its business activities with an expiration date of October 31, 2011, and an option for five additional years. In addition to the minimum rental costs, the Company is subject to common area maintenance and real estate taxes on a pro- rata basis. Rent expense for each period amounted to $156,065, $145,782 and $139,453 for the years ended December 31, 2006, 2005 and 2004, respectively.

Future minimum lease payments are as follows:

Year ended December 31, 2007	$105,444
2008	105,444
2009	105,444
2010	105,444
2011	87,870

Total minimum payments required	$509,646

NOTE 6 - STOCKHOLDERS’ EQUITY

On June 14, 2006, the Company amended its articles of incorporation to increase the total authorized capital from 100,000,000 shares of $.001 par value common stock and 10,000,000 shares of $.001 par value preferred stock to 200,000,000 shares of $.001 par value common stock and 20,000,000 shares of $.001 par value preferred stock.

The preferred stock shall have preferences, rights and limits, as prescribed by the Board of Directors. As of December 31, 2006, the Board of Directors had not prescribed any preferences, rights or limitations on preferred stock or issued any options. No preferred stock has been subscribed or issued.

On June 20, 2006, the Board of Directors authorized a 1 for 3 reverse stock split which was effected on July 5, 2006. The references in the financial statements reflect the effects of the decrease in the number of shares issued and outstanding as a result of the reverse split.

On October 13, 2006, the Company entered into a Corporate Consulting Agreement for a period of one year. In consideration for this arrangement, the Company issued 250,000 shares of common stock at a per share price of $0.001. The market value of the stock at issuance was $0.28 per share. On January 4, 2007, the Company terminated the agreement and cancelled 150,000 shares. The remaining 100,000 shares remain issued and outstanding.

Before the merger of PCU and TPTVN, TPTVN issued 6,439,000 shares at par value for the broker/finders fees associated with the merger. The shares were issued pre-reverse stock split.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company has received from and made cash advances to two officers. At December 31, 2006, the balance owed by officers to the Company was $15,035, which bears no interest and is due on demand. The advances were repaid in 2007.

The Company has also made cash advances to rank and file employees which are repaid via payroll deductions.

In 2007, the Company issued stock to related parties of officers of the corporation. See Note 9.

PC Universe, Inc.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2006, 2005 and 2004

NOTE 8 - INCOME TAXES

The provision for income taxes includes the benefit or detriment from deferred taxes due to differences for income and expense recognized in different periods for financial statement and income tax purposes. The temporary differences include depreciation, deferred gain, allowance for doubtful accounts and inventory adjustments required under Internal Revenue Code Section 263A.

2006
Current:
Federal	$—
State	—

Total current	—

Deferred	46,307

Provision for income taxes	$46,307

A reconciliation of the tax provision of the Company at the US statutory rate to the provision for income taxes as reported is as follows:

	Amount	Rate

Statutory federal income tax	$(7,414)	34.00%

State income taxes net of federal benefit	(792)	3.63%

Pretax S-corp loss not subject to C-corp tax	13,028	-59.75%
Non deductible meals, entertainment & other	(1,115)	5.11%
Effect of changing from S-corp to C-corp tax status	42,600	-195.36%

Total	$46,307	-212.37%

The tax effect of temporary differences that give rise to the net deferred income tax liability at December 31, 2006, is presented below:

2006
Deferred Tax assets:
Inventory	$758
Allowance for doubtful accounts	5,645

Deferred tax assets	6,403

Deferred Tax Liabilities:
Other	(5,254)
Depreciation and amortization	(47,456)

Deferred tax liabilities	(52,710)

Net Deferred Tax Liability	$(46,307)

PC Universe, Inc.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2006, 2005 and 2004

NOTE 9 - SUBSEQUENT EVENTS

On April 5, 2007, the Company entered into a consulting agreement. In consideration for this arrangement the Company issued 5,000 shares of restricted common stock at a per share price of $0.50 for a total payment of $2,500.

On April 10, 2007, the Company accepted a Subscription Agreement and subsequently issued 3,333,334 shares of restricted common stock at a per share price of approximately $0.75 for a total payment of $2,500,000. The Sierra Equity Group and its officers, for their commission on this agreement, has received 1,400,000 shares for a total payment of $327,500 and received warrants to purchase 333,333 shares of common stock at a share price of $0.75, expiring May 30, 2012.

On May 31, 2007, the Company issued 60,000 shares of restricted common stock to various individuals and related parties (not officers and employees) at a per share price of $0.75 for a total payment of $45,000.

On June 13, 2007, the Company issued 51,196 shares of restricted common stock in exchange for payment of accrued interest on a debt at a per share price of $0.82 for a total conversion of $41,981.

On July 12, 2007, the Board of Directors approved a stock option incentive plan. The stock option incentive plan is expected to be approved at a September 2007 stockholder meeting.

On November 1, 2007, the Company terminated its line of credit with GE Capital Solutions and replaced it with a $4,000,000 line of credit with IBM Credit, LLC.

On November 6, 2007 the Board of Directors approved a repurchase of 2,046,334 restricted shares of the Company’s common stock from a significant shareholder for an aggregate purchase price of $150,000.

PC Universe, Inc.

SCHEDULE II

Valuation and Qualifying Accounts

Description	Beginning Balance	Additions Charged to cost or expense	Deductions	Ending Balance

Allowance for doubtful accounts - Accounts receivable
Year ended December 31, 2004	9,294	20,204	(14,498)	15,000
Year ended December 31, 2005	15,000	18,531	(18,531)	15,000
Year ended December 31, 2006	15,000	31,287	(46,287)	—

P C Universe, Inc.

BALANCE SHEET

June 30, 2007

(unaudited)

2007
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,879,645
Accounts receivable
(net of allowance for doubtful accounts of $0)	3,470,385
Due from officers	—
Employee advances	4,048
Other receivables	51,901
Inventory	698,812
Prepaid expenses and deposits	71,748
Deferred income taxes	99,972
Total current assets	6,276,511
FIXED ASSETS
Property and equipment	1,050,822
Less: Accumulated depreciation	(430,807)
Total fixed assets	620,015
Total assets	$6,896,526

LIABILITIES AND STOCKHOLDER’S EQUITY

CURRENT LIABILITIES
Current maturities of long-term debt	$314,013
Accounts payable	799,155
Line of credit	2,610,140
Accrued expenses	242,576
Customer deposits	421,565
Total current liabilities	4,387,449
LONG-TERM DEBT
Long-term debt	69,878
DEFERRED INCOME TAXES	54,908
Total liabilities	4,512,235
STOCKHOLDERS’ EQUITY
Preferred stock, par value $.001 per share, 20,000,000 shares authorized, and no shares issued and outstanding
—
Common stock, par value $.001 per share, 200,000,000 shares authorized, issued and outstanding 38,462,480, respectively

38,463
Additional paid-in capital	2,438,747
Retained earnings	(92,919)
Total stockholders’ equity	2,384,291
Total liabilities and stockholders’ equity	$6,896,526

The accompanying notes are integral part of these condensed financial statements

PC Universe, Inc.

STATEMENT OF OPERATIONS

Six months ended June 30, 2007 and 2006

(unaudited)

	2007	2006
Net sales and services	$17,545,806	$12,145,653

Cost of sales and services	15,282,155	10,402,261

Gross profit	2,263,651	1,743,392

Selling and advertising expenses	1,143,638	866,941
Provision for doubtful accounts	14,403	23,111
General and administrative expenses	1,335,255	815,916

Income (loss) from operations	(229,645)	37,424

Other income (expenses)
Interest expense	(36,528)	(44,130)
Miscellaneous income	17,517	12,180

Total other income (expenses)	(19,011)	(31,950)

Income (loss) before income taxes	(248,656)	5,474

Total (provision) benefit for income taxes	91,371	—

NET INCOME (LOSS)	(157,285)	5,474

Weighted average - number of common shares outstanding
Basic	35,760,063	30,326,400

Diluted	35,760,063	30,326,400

Net income (loss) per common share
Basic	$(0.00)	$0.00

Diluted	$(0.00)	$0.00

The accompanying notes are integral part of these condensed financial statements

PC Universe, Inc.

STATEMENT OF STOCKHOLDERS’ EQUITY

Six months ended June 30, 2007

(unaudited)

	Preferred stock		Common stock		Additional paid-in capital	Retained earnings (accumulated deficit)	Total
	Shares	Amount	Shares	Amount
Balance, January 1, 2007	—	$—	33,612,950	$33,613	$200,387	$64,366	$298,366
Sale of stock	—	—	3,393,334	3,393	2,541,607	—	2,545,000
Stock issued for services	—	—	1,405,000	1,405	(345,176)	—	(343,771)
Shares for accrued interest	—	—	51,196	52	41,929	—	41,981
Net Income (loss)	—	—	—	—	—	(157,285)	(157,285)

Balance, June 30, 2007			38,462,480	38,463	2,438,747	(92,919)	2,384,291

The accompanying notes are integral part of these condensed financial statements

PC Universe, Inc.

STATEMENT OF CASH FLOWS

Six months ended June 30, 2007 and 2006

(unaudited)

	2007	2006
Cash flows from operating activities
Net income (loss)	$(157,285)	$5,474
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities

Depreciation	64,922	84,269
Allowance for doubtful accounts	14,403	23,111
Deferred income taxes	(91,371)	—
Interest	6,281	10,409
Other adjustments		—
(Increase) decrease in operating assets
Accounts receivable	142,249	185,300
Employee advances	3,910	1,747
Other receivables	(31,630)	383
Inventory	7,731	(181,963)
Prepaid expenses and deposits	18,483	(6,595)
Increase (decrease) in operating liabilities
Accounts payable	(1,108,069)	(173,290)
Accrued expenses	107,645	15,084
Customer deposits	233,337	(37,739)

Total adjustments	(632,109)	(79,284)

Net cash (used in) operating activities	(789,394)	(73,810)

Cash flows from investing activities
Purchases of fixed assets	(293,396)	(84,039)
Advances to officers, net	15,035	(3,765)

Net cash (used in) investing activities	(278,361)	(101,723)

Cash flows from financing activities
Issuance of common stock	2,201,230	—
Proceeds from long-term debt	77,664	—
Principal payments on long-term debt	(328,843)	(17,288)
Proceeds (payments) on line of credit, net	71,150	44,371

Net cash provided by financing activities	2,021,201	27,083

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
	953,446	(148,450)

Cash and cash equivalents, beginning	926,199	395,589

Cash and cash equivalents, ending	$1,879,645	$247,139

Supplemental disclosure of cash flow information:
Cash paid for interest	$30,247	$33,721

The accompanying notes are integral part of these condensed financial statements

PC Universe, Inc.

NOTES TO CONDENSED FINANCIAL STATEMENTS

June 30, 2007

(unaudited)

NOTE 1 - NATURE OF OPERATIONS

PC Universe, Inc. (formerly known as The Poker TV Network, Inc.) was formed under the laws of the State of Nevada and in June 2006, merged with PC Universe, Inc. (the old Company), a Florida corporation. The corporation is a direct marketer of multi brand computers and related technology and services primarily through the Internet throughout the United States.

On June 1, 2006, PC Universe, Inc. (PCU), pursuant to an agreement with The Poker TV Network, Inc. (TPTVN), a publicly traded company, acquired all the outstanding common stock in PCU (reverse merger). In the reverse merger each share of the 200 issued and outstanding shares of common stock of PCU were converted into the right to receive 449,300 shares of TPTVN common stock. As a result of the merger, the former shareholders of PCU received approximately 89.87% ownership of TPTVN. For accounting purposes, pursuant to Financial Statement of Accounting Standards (SFAS) No. 141, “Business Combinations”, the acquisition has been accounted for as a recapitalization of PCU with PCU as the acquirer (reverse acquisition). A reverse acquisition occurs if a company, other than the legal acquirer, is deemed to be the “accounting acquirer” in a business combination effected by the issuance of voting securities. In this regard, PCU is considered the accounting acquirer and TPTVN is considered the accounting target.

Subsequent to the reverse merger, TPTVN changed its name to PC Universe, Inc.

On April 10, 2007, the Company entered into a Subscription Agreement with an accredited investor and subsequently issued 3,333,334 shares of restricted common stock at a per share price of approximately $0.75 for a total payment of $2,500,000. The Company’s selling agent, Sierra Equity Group, Ltd. and its officers, for their selling agency commission under a selling agreement, received 1,400,000 shares of common stock for a total payment of $327,500 and received warrants to purchase 333,333 shares of common stock at a share price of $0.75. Commencing on April 10, 2007, Sierra may exercise the warrants which expire May 30, 2012 on a cash or cashless basis by completing a notice of exercise and surrendering the warrant. The Company’s total assets were $6.9 million at June 30, 2007, of which $6.3 million were current assets. As of June 30, 2007, the Company had cash and cash equivalents of $1.9 million and had working capital of $1.9 million compared to working capital of approximately $27,000 at December 31, 2006. The increase in working capital from December 31, 2006 was primarily a result of proceeds from private placements that the Company completed April 2007 through June 2007 with accredited investors, as well as repayment of the Company’s outstanding $500,000 note payable which reduced the Company’s current liabilities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The condensed financial statements are unaudited and have been prepared in conformity with generally accepted accounting principles in the United States (GAAP) and pursuant to the rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Accordingly, they do not include all of the information and disclosures required by accounting principles generally accepted in the United States for the complete financial statements. We suggest that you read these interim financial statements in conjunction with the annual financial statements as of December 31, 2006. In the opinion of management, the condensed financial statements for the periods presented herein include all normal and recurring adjustments that are necessary for a fair presentation of the results for these interim periods. The results of operation for the six months ended June 30, 2007 are not necessarily indicative of the results of operation for the entire year ending December 31, 2007.

Income Taxes

On January 1, 1997, the Company, with the consent of its stockholders, elected to be taxed under the provisions of “Subchapter S” of the Internal Revenue Code. Generally, under those provisions, the Company does not pay corporate income taxes on its taxable income; instead, the stockholders must report their respective share of the Company’s taxable income or loss on their personal individual income tax returns.

PC Universe, Inc.

NOTES TO CONDENSED FINANCIAL STATEMENTS - CONTINUED

June 30, 2007

(unaudited)

The election was terminated in June 2006, due to the merger with a publicly traded company (TPTVN).

The Company provides for income taxes in accordance with the provisions of Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes.” SFAS No. 109 requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the new rate is enacted.

Upon termination of the of the S-corp election, the Company recognized deferred tax assets and liabilities consisting of book value and tax value basis differences in property and equipment, allowance for doubtful accounts and other assets.

The Company’s adoption of FIN 48 does not have a material effect on these financial statements or the results of operations.

The provision for income taxes includes the benefit or detriment from deferred taxes due to differences for income and expense recognized in different periods for financial statement and income tax purposes. The temporary differences include depreciation, deferred gain, allowance for doubtful accounts and inventory adjustments required under Internal Revenue Code Section 263A.

Current:
Federal	$—
State	—

Total current	—

Deferred	(91,371)

Provision for income taxes	$(91,371)

A reconciliation of the tax provision of the Company at the US statutory rate to the provision for income taxes as reported is as follows:

	Amount	Rate

Statutory federal income tax	$(84,543)	34.00%

State income taxes net of federal benefit	(9,026)	3.63%

Permanent differences	2,198	-0.88%

Total	$(91,371)	36.75%

PC Universe, Inc.

NOTES TO CONDENSED FINANCIAL STATEMENTS - CONTINUED

June 30, 2007

(unaudited)

The tax effect of temporary differences that give rise to the net deferred income tax liability at June 30, 2007 is presented below:

Deferred Tax assets:
Inventory	$758
Allowance for doubtful accounts	5,645
Net operating loss carryforward	93,569

Less: valuation allowance	—

Deferred tax assets	99,972

Deferred Tax Liabilities:
Other	(5,254)
Depreciation and amortization	(49,654)

Deferred tax liabilities	(54,908)

Net Deferred Tax Asset	$45,064

NOTE 3 - SUBSEQUENT EVENTS

On July 12, 2007, the Board of Directors of the Company approved a stock option incentive plan. The stock option incentive plan is expected to be approved at a September 2007 stockholder meeting.

On November 1, 2007, the Company terminated its line of credit with GE Capital Solutions and replaced it with a $4,000,000 line of credit with IBM Credit, LLC.

On November 6, 2007, the Board of Directors approved a repurchase of 2,046,334 restricted shares of the Company’s common stock from a significant stockholder for an aggregate purchase price of $150,000.